

PROFESSIONALLY MANAGED COMBINATION
FIXED/VARIABLE ANNUITIES
FOR PERSONAL INVESTMENTS AND
QUALIFIED RETIREMENT PLANS

SEMIANNUAL REPORT ● June 30, 2000

Capital Appreciation Variable Account
Global Governments Variable Account
Government Securities Variable Account
High Yield Variable Account
Managed Sectors Variable Account
Money Market Variable Account
Total Return Variable Account

Issued by
Sun Life Assurance Company of Canada (U.S.),
A Wholly Owned Subsidiary of
Sun Life of Canada (U.S.) Holdings, Inc.

MFS Original Research®

Research has been central to investment management at MFS since 1932, when we created one of the first in-house research departments in the mutual fund industry. Original Research[SM] at MFS is more than just crunching numbers and creating economic models: it's getting to know each security and each company personally.

Letter from the President
Dear Contract Owners,

I'm sure you've noticed that whenever financial markets suffer a large decline, as they did this past spring, there's a flurry of information on "how to deal with market volatility" — both in the popular press and from those of us in the investment business. Our own thinking on this is that, first, for long-term investors volatility is not necessarily something to be feared; occasional volatility may in fact be healthy for the markets.

Second, our experience has been that when markets begin to fall, it's often too late to act. The best response may be to do nothing — if you're properly prepared with a long-term plan, created with the help of your investment professional. To help you create or update that plan and take market volatility in stride, here are some points you may want to consider the next time you talk with your investment professional.

1. Volatility can be a good thing

We would argue that the markets today are much healthier than they were before the period of volatility this past spring, in the sense that stock prices have returned to more reasonable levels and we have a stronger base for future growth. Perhaps the worst of the market's wrath descended on companies with very high stock prices, relative to their earnings, or with business concepts that looked great in the euphoria of a booming market but in the end appeared to have no fundamental backing. It has always been our view that one of the best protections against market volatility is to invest in stocks and bonds of fundamentally good companies selling at reasonable prices. When discussing potential investments with your investment professional, you may want to ask how they fared in previous periods of volatility, as well as in the good times.

2. Invest for the long term

You've heard that before, but we think it's still probably the most important concept in investing. Time is one of an investor's greatest allies. Over nearly all long-term periods — 5, 10, 20 years, and more — stock and bond returns, as represented by most common indices, have been positive and have considerably outpaced inflation. Investing is the best way we know of to make your money work for you while you're doing something else.

Where investors can get into trouble is by confusing investing with trading. In our view, traders who buy securities with the intention of selling them at a profit in a matter of hours, days, or weeks are gambling. We believe this seldom turns out to be a good strategy for increasing your wealth.

3. Invest regularly

Waiting for the "right time" to invest is almost always a poor strategy, because only in retrospect do we know when that right time really was. Periods of volatility are probably the worst times to make an investment decision. Faced with turmoil in the markets, many investors have opted to simply stay on the sidelines.

On the other hand, we think one of the best techniques for investing is through automatic monthly or quarterly deductions from a checking or savings account. This approach has at least three major benefits. First, you can formulate a long-term plan — how much to invest, how often, and into which portfolios — in a calm, rational manner, working with your investment professional. Second, with this approach you invest regularly without agonizing over the decision each time you buy units. And, third, if you invest equal amounts of money at regular intervals, you'll be taking advantage of a strategy called *dollar-cost averaging*: by investing a fixed amount while the unit cost fluctuates, you end up with an average unit cost to you that is lower than the average unit price over your investment period.[1] If all this sounds familiar, it's probably because you're already taking advantage of dollar-cost averaging by investing regularly for retirement through a 401(k) or similar account at work.

4. Diversify

One of the dangers of not having an investment plan is that you may be tempted to simply chase performance, by moving money into whatever asset class appears to be outperforming at the moment — small, mid, or large cap; growth or value; United States or international; stocks or bonds. The problem with this approach is that by the time a particular area is generally recognized as "hot," you may have already missed some of the best performance.

International investing offers a case in point. In the 1980s, international investments, as represented by the Morgan Stanley Capital International (MSCI) Europe, Australia, Far East (EAFE) Index, outperformed U.S. investments, as represented by the Standard & Poor's 500 Composite Index (S&P 500), in 7 out of 10 years.[2] For the decade, the MSCI EAFE's average annual performance was 23%, compared to 18% for the S&P 500. Going into the 1990s, then, an investor looking only at recent performance might have favored international investments over U.S. investments.

But the 1990s turned out to be virtually a mirror image of the '80s. Domestic investments outperformed international investments in 7 out of 10 years, with the S&P 500 returning an average of 18% annually for the decade and the MSCI EAFE returning a 7% annual average. Looking ahead, however, we are optimistic about international markets because we feel that many of the same forces that propelled the current U.S. economic boom — deregulation, restructuring, and increased adoption of technology — have taken root overseas.

The lesson to be learned is that nobody really knows what asset class will be the next to outperform or how long that performance will be sustained. We would suggest that one way to potentially profit from swings in the market — to potentially be invested in various asset classes *before* the market shifts in their favor — is with a diversified portfolio covering several asset classes.

If you haven't already done so, we encourage you to discuss these thoughts with your investment professional and factor them into your long-range financial planning. Hopefully, the next time the markets appear to be going wild, you'll feel confident enough in your plan to view periods of volatility as a time of potential opportunity — or perhaps just a time to sit back and do nothing.

As always, we appreciate your confidence and welcome any questions or comments you may have.

Respectfully,

C. James Prieur
President of the Compass Accounts
July 17, 2000

[1] The use of a systematic investing program does not guarantee a profit or protect against a loss in declining markets. You should consider your financial ability to continue to invest through periods of low prices.

Letter from the President — continued

[2] Source: Lipper Inc. Decade performance: '80s—12/31/79-12/31/89, '90s—12/31/89-12/31/99. The MSCI EAFE Index is an unmanaged, market-capitalization-weighted total return index that measures the performance of the same developed-country global stock markets included in the MSCI World Index but excludes the United States, Canada, and the South African mining component. The S&P 500 is a popular, unmanaged index of common stock total return performance. It is not possible to invest directly in an index. **Past performance is no guarantee of future results.**

Investments in variable annuities will fluctuate and may be worth more or less upon redemption.

Variable annuities are designed for long-term retirement investing; please see your investment professional for more information.

The opinions expressed in this letter are those of C. James Prieur, and no forecasts can be guaranteed.

Management Review and Outlook
Capital Appreciation Variable Account

For the six months ended June 30, 2000, the account provided a total return of 6.33%, which compares to a –0.42% return for the account's benchmark, the Standard & Poor's 500 Composite Index (the S&P 500), a popular, unmanaged index of common stock total return performance. The account's performance does not reflect any applicable contract or surrender charges.

During the period, technology continued to be our main focus. However, we significantly changed the make-up of our technology investments. We reduced our holdings in some of the mainframe software companies that had populated the account at the beginning of 2000, such as BMC Software, Microsoft, and Compuware. We also cut back or eliminated some of our larger technology positions, including Oracle and Cisco Systems, because we felt their stock prices had reached or approached full value. Fortunately, a good deal of this selling came before the market and the technology sector suffered from a serious correction in March and April. The pre-correction selling significantly decreased our technology exposure at that time. However, during the correction, we increased our positions in fiber-optic equipment firms Nortel Networks and Corning.

Much of our tech focus has been tied to the development of e-commerce, where a significant amount of corporate spending has been turning. VeriSign, for example, acts as the custodian for online transactions, taking care of payments and validations. Nortel Networks and Corning are benefiting from the explosive expansion of web communications, as more and more fiber capacity is needed to carry data. We also increased the account's holdings in two semiconductor manufacturers, Micron Technology and Intel, as we anticipate a fairly significant upturn in personal computer (PC) sales during the second half of 2000 for two reasons. First, we feel the holiday selling season typically is a good time of year for PC sales. Second, since we are now well beyond the year 2000 phenomenon and the computer bug fears it spawned, we think corporate spending on computers will increase. We also anticipate continued growth in the server market, an area where Intel, in particular, has made significant inroads. With these trends in place, demand for all types of semiconductors, high-speed processors, and memory chips should outpace very tight supply to help these companies' prospects.

We also found opportunities in the utilities and communications sector. It's important to point out that our largest investments here were dedicated to companies involved with cellular communications. This segment performed much better than the sector as a whole, based on the dynamic growth of wireless voice and data communications. For example, you can now access the Internet with a cellular phone. Two of our top holdings in this area were service providers Sprint PCS and Vodafone

AirTouch. We also invested in companies like Metromedia, which are developing local fiber networks in metropolitan areas.

We also added to our energy weighting, particularly in the oil services segment, including drillers like Transocean Offshore and Global Marine. In our view, these companies have hit the sweet spot of their business cycle. With oil prices up, more and more oil companies have sought to increase their drilling activity. A limited supply of drilling rigs means the price for these companies' services has been driven higher.

Our financial services holdings were focused on brokerage stocks such as Merrill Lynch and Morgan Stanley Dean Witter. These companies have done well due to strong capital markets activity, and may be well positioned if interest rates start to trend downward. In the retail sector, we have found our best opportunities in supermarkets and drug stores, including Safeway, Wal-Mart, and CVS. At the same time, we have been looking to add to our health care investments in order to take advantage of the steady earnings growth that we believe pharmaceutical firms offer, and as a way to balance the account's large technology stake.

All in all, we've tended to concentrate the account more so than in the past. The market has been very choppy, with some sectors performing very well and others really struggling. Our research analysts have worked to identify global trends in industry and business, so we can try to either capitalize on them, or avoid them altogether.

On the down side, the account's leisure investments lagged somewhat, including its cable and radio holdings. The feeling in this sector was that — with the Olympics and a U.S. presidential election coming up — conditions for these companies could not improve over where they are in 2000. Revenue growth for a lot of these companies hit record levels, and many investors apparently believed any economic slowdown would spell nothing but bad news. However, we've remained positive about these companies' long-term prospects. We felt their struggles were a result of purely emotional market plays rather than any deterioration in their fundamentals. We believe that their continued strong fundamentals will help their stock prices rebound in the long run.

Global Governments Variable Account

For the six months ended June 30, 2000, the account provided a total return of –0.93%, which compares to a return of 0.03% for the account's benchmark, the Salomon Brothers World Government Bond Index (the Salomon Index), an unmanaged index consisting of complete universes of government bonds with remaining maturities of at least five years. The account's performance does not reflect any applicable contract or surrender charges.

Despite strong economic growth and tightening of monetary policy (raising interest rates), the U.S. bond market remained one of the strongest and best performing fixed-income markets year to date. The strength in the market reflects investor confidence that the U.S. Federal Reserve Board (the Fed) is effectively guiding the economy to a soft landing — slowing growth enough to control inflationary pressure without sending the economy into recession. The market has also been supported by the reduced supply of government bonds as a result of the budget surplus and the Treasury buy back program. Almost all the European markets underperformed the United States as the weaker euro and growing inflation concerns unnerved potential investors. The market in Japan also underperformed due to concerns over the potential of their central bank abandoning the current zero interest-rate policy, since interest rates and bond prices move in opposite directions.

The account was helped by having overweighted positions in the U.S. bond market and being underweighted both in Europe

Management Review and Outlook — continued

and Japan relative to the Salomon Index. Recently, we started to purchase a number of sovereign Yankee bonds (dollar-denominated bonds issued in the United States by foreign governments). The yields on these bonds looked very attractive. In addition, given their relative safety and favorable outlook for price appreciation, we have overweighted the account relative to the index in these securities.

During the past six months, especially during the first quarter, the account's nominal and relative performance was hurt by the rapid depreciation of the euro. Longer term, we still believe that the euro will strengthen, partially due to signs that the European economies are beginning to grow more rapidly than the United States. This growth may cause the European Central Bank to raise interest rates further, while the Fed is expected to adopt a more neutral monetary policy. Consequently, higher interest rates in Europe could attract more investors and increase cash flows into the beleaguered euro.

If the Fed achieves a soft landing, which we believe is the likely scenario, U.S. Treasuries should outperform European and Japanese bonds. (The principal and interest on U.S. Treasury securities are guaranteed by the U.S. government if held to maturity.) As a result, we'll continue to position the portfolio defensively while also trying to take advantage of attractively priced international bonds and improving interest-rate conditions in the United States. In this environment, we'll begin to moderately increase the account's duration (sensitivity to interest rates) in U.S. government securities in an effort to achieve more price appreciation.

Government Securities Variable Account

For the six months ended June 30, 2000, the account provided a total return of 4.08% which compares to a return of 4.38% for the account's benchmark, the Lehman Brothers Government/Mortgage Index (the Lehman Index), an unmanaged index of U.S. Treasury, government-agency, and mortgage-backed securities. The account's performance does not reflect any applicable contract or surrender charges.

The fixed-income markets were characterized by uncertainty during the first half of 2000, as investors tried to figure out how much the Federal Reserve Board (the Fed) would have to hike short-term interest rates in order to slow growth and head off inflation. U.S. economic growth continued to surpass expectations through the winter and spring. To dampen this growth, the Fed has raised the federal funds rate three more times thus far in 2000 — bringing it from 5.50% to 6.50% — after having raised it three times in 1999. More recently, there have been some signs that growth might be decelerating to a rate that the Fed may feel is more consistent with a sustainable but noninflationary pace. Meanwhile, core inflationary pressures increased only moderately through the period, despite being prodded upward by significant upswings in the price of oil. Questions surrounding how much oil price increases would affect other aspects of the economy exacerbated the market's uncertainty.

The other significant factor that affected fixed-income markets was how the U.S. government has dealt with its second full fiscal year of budget surplus, and the implications for the Treasury market. With the U.S. Treasury buying back more than $200 billion in debt this fiscal year and curtailing its auctions of new issues, the market has tried to come to terms with a dramatic decline in the supply of Treasury securities. Since all other sectors of the fixed-income market are priced relative to Treasuries, this situation has made it hard for bond investors to evaluate the relative values of fixed-income securities and has created some illiquidity in the market. The value of 30-year Treasuries rose sharply as buyers needed to compete with each other in order to own them.

At the same time, U.S. government agency securities confronted some difficulties during the first half of 2000. Specifically, some in Washington called into question the implicit government backing of agencies such as the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal National Mortgage Association (Fannie Mae). Concerns revolved around the expansion of agency activities beyond their original mission, and the potential liability to taxpayers. As a result of this added scrutiny, agency securities underperformed Treasuries.

The account has traditionally maintained an overweighted position in agency securities because these high-quality assets offer a performance advantage over Treasuries. (Principal value and interest on Treasury securities are guaranteed by the U.S. government if held to maturity.) During the past six months when Treasuries proved to be the market leaders, the performance of the account was impacted by its focus on agency securities. The account began the year with a neutral weighting in mortgage-backed securities, a position that helped its performance because their performance lagged Treasuries somewhat. However, as the period progressed we added to both the agency and mortgage-backed security positions because we believe opportunities there offered tremendous long-term value.

As far as maturity was concerned, we positioned the Treasury portion of the account to take advantage of increases in short-term rates and decreases in long-term rates. Specifically, we used a "barbell" strategy, investing the account in long-term Treasuries on the one hand and very short-term cash equivalents on the other, with very little in between. By doing so, the account was able to benefit on the short end as the Fed raised rates, realize the capital appreciation offered by long-term Treasuries as their yields fell and prices rose, and avoid the intermediate-term securities that underperformed. However, with more confidence that we are nearing the end of this current Fed tightening cycle, it's likely that we'll move away from the barbell structure, aiming instead to target specific maturities that we feel offer particular opportunity.

We also kept the account's duration — a measure of its sensitivity to changes in interest rates — somewhat long, or more sensitive, because of our positive outlook regarding inflation and the Treasury market.

Looking ahead, we, along with the rest of the market, will try to gauge the effects of the Fed's monetary policy. Generally, it takes 9 to 18 months to measure the impact on the economy of Fed rate moves. It could very well be that the inflationary impact of rising oil prices is behind us, and that inflation has been well contained by the Fed's policy actions. Overall, we feel it should be a good environment for fixed-income investing. If the Fed hasn't already reached the end of its rate-hike program, we think it appears to be close. If so, we think we should witness growth settling back into a range of around 3.0% to 3.5%, which the Fed feels is not inflationary. The government continues to run up sizable surpluses and pay down debt. The market seems to have nearly universal confidence in the Fed's ability to keep inflation from getting out of hand. In sum, the environment should prove to be very favorable for Treasuries. This steadier backdrop should also bode well for those sectors that are represented in the account, such as agencies and mortgage-backed securities.

High Yield Variable Account

For the six months ended June 30, 2000, the account provided a total return of 0.50%, which compares to a return of –1.21% for the account's benchmark, the Lehman Brothers High Yield Bond Index, an unmanaged index of noninvestment-grade corporate debt. The account's performance does not reflect any applicable contract or surrender charges.

The high-yield market remained plagued by a number of difficulties during most of the period. First, high-yield portfolios

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Management Review and Outlook — continued

experienced approximately $6.5 billion in outflows this year, which hurt demand for high-yield securities. Second, while default rates have recently come down a bit, they remained relatively high during the period. Finally, concerns about inflation and unsustainable economic growth kept investors nervous about future interest-rate hikes. While we are starting to see signs that the economy is slowing and the Federal Reserve Board (the Fed) may be nearing the end of its rate hikes, we think the possibility of one or two more increases is not out of the question. On a more positive note, we've recently started to see money flowing back into the high-yield market as the interest-rate environment has improved and investors are being drawn to some extremely attractive yields relative to U.S. Treasury and investment-grade bonds. (Principal value and interest on Treasury securities are guaranteed by the U.S. government if held to maturity.)

In a market where most high-yield bonds traded lower, the portfolio's performance compared to its benchmark benefited from favorable security selection and industry diversification. During the second quarter of 2000, many telecommunications and media securities experienced a dramatic sell-off along with the equity market. However, our holdings in these sectors, as well as holdings in industries such as gaming and industrial manufacturing, held up well during the period. We maintained our positions in telecommunications bonds, which remained the largest industry exposure in the portfolio. Companies such as Nextel, and Esat Holdings Ltd., are among the account's larger holdings and provided a positive contribution to performance. Our position in Nextel Communications provided steady gains due to persistent strength in wireless subscriber growth. Our holding in Esat Holdings Ltd., another telecommunications company, provided a nice boost to performance after it was bought out by British Telecom. We also weren't afraid to take some profits in energy-company bonds, as oil and natural gas prices reached historically high levels.

In addition to favorable security selection, our successful avoidance of the credit problems and bankruptcies that hurt a variety of industries helped the account's performance. The key to avoiding credit defaults is in-depth research, and we believe MFS' research capabilities are second to none in the industry. The High Yield Variable Account is backed by a large group of investment professionals dedicated exclusively to the high-income market. Our research analysts use a variety of models to analyze the credit risk and business prospects of the companies they cover. We carefully measure and manage the underlying financial stability of each company we hold in the portfolio. Similar to our equity research, it's an intensive, company-by-company, bottom-up approach. First, we look at a company's business risks, then we consider the financial risks. Finally, we look at all the different ways of investing in the company and how the market is pricing each one of the securities. From this analysis, we try to pick the bond that offers the best risk-adjusted return. Our holding in U.S. Can Corp., one of the world's largest aerosol can manufacturers, is a good example of a bond that met our stringent investment criteria and benefited the account's performance. The company's management instituted a number of cost-saving efficiencies in their plants, which improved profitability and cash flow. The company then began to buy back their bonds resulting in substantial price appreciation.

After telecommunications, our second largest exposure was in media. Core holdings included cable television and radio entities such as Charter Communications, one of the fastest-growing companies in the field. Controlled by Paul Allen, the co-founder of Microsoft, Charter's valuation has risen following the increased utilization of cable networks as a means of accessing the Internet.

In many ways, we view telecom and media as defensive industries that offer attractive growth and income opportunities. Most people are not going to turn off their cable or mobile phones if the economy slows down. On the other hand, some of the big-ticket capital items such as industrial machinery, building materials, and autos may experience a slow down in business and consumer spending due to higher interest rates. Given the current economic environment, we like the telecom and media sectors, and we've maintained our exposure to these industries since the beginning of the year. We've taken some money off the table in some of the more cyclical industries such as steel and paper packaging, as well as in general manufacturing. We increased holdings in gaming bonds, which we also view as a somewhat defensive industry. These securities have gained ground because there are fewer and fewer regions of the country that permit gaming, and we believe these companies will continue to produce exceptional earnings and cash flow growth.

Looking ahead, we're cautiously optimistic regarding a recovery in high-yield securities. While it's difficult to rule out further volatility given the uncertain interest-rate environment, the high-income market has been weak for quite some time now. Yield spreads, the yield difference between noninvestment-grade debt and Treasuries, have widened significantly during the past year, making the yields on high-income bonds very attractive relative to other fixed-income securities in our view. In addition, we believe the economy will remain healthy and corporate earnings will remain strong. And, ultimately, the high-yield market usually tracks corporate earnings.

Managed Sectors Variable Account

For the six months ended June 30, 2000, the account provided a total return of –7.22%, which compares to returns of –0.42% and –1.54%, respectively, for the account's benchmarks, the S&P 500 and the Lipper Capital Appreciation Portfolio Index (the Lipper Index). The Lipper Index is an unmanaged, net asset value-weighted measure of the largest qualifying portfolios with capital appreciation as their investment objective. The account's performance does not reflect any applicable contract or surrender charges.

A global correction in the high-growth segments of the market in which we invest hampered our short-term performance earlier this year. Fueled by investor concerns over further Federal Reserve Board (the Fed) interest rate increases, the correction in the valuations of technology, media, telecommunications, and biotechnology stocks began in the second week of March and continued through the first two months of the second quarter.

Recently, we have seen some signs that the Fed's six interest rate increases since last summer may have begun to slow the economy. Some key economic indicators in early June, including a modest rise in unemployment, a slowing in housing starts, and lower-than-expected wage gains, gave us hope that there will be fewer or no increases going forward. We have also seen more attractive valuations in the high-growth areas of the market and we believe we may have seen the lows in the NASDAQ Composite Index (an unmanaged, market-weighted index of all over-the-counter common stocks traded on the National Association of Securities Dealers Automated Quotation system), following the correction earlier this year. While we could certainly see further market volatility as investors adjust to the latest news on the economy and interest rates, we believe we may be entering a more favorable investment environment.

During the six-month period, we upgraded the portfolio by adding to our positions in those companies that we believe will become the true long-term leaders in their industries and are capable of generating the strongest relative earnings growth. At the same time, in light of the rising interest-rate environment we

4

had earlier this year, we reduced our positions in some of our more highly valued stocks that we felt had limited upside earnings potential, and added selectively to more defensive holdings such as generic drug and pharmaceutical companies, as well as food and drug retailers.

Our best investment ideas have continued to be in technology, telecommunications, and health care. We believe that these high-growth segments of the market could continue to deliver superior earnings growth, particularly in a low or stabilizing interest-rate environment.

Technology continues to be our core sector because we believe these companies offer the most attractive growth characteristics that we can identify across a range of industries. Although we have shifted our technology weightings from time to time, we are well positioned to take advantage of what we expect to be much narrower leadership than we've seen in the past. We think that certain core, high-quality technology companies will become dominant in their respective markets. Among them, those leaders first to market with new products and services are the companies we want to own.

Many of our technology holdings are companies that enable e-commerce, both business to business and business to consumer. We believe the most successful among them will be the companies with the scale to meet the demands of corporations eagerly buying the latest business technologies in order to stay competitive. Our technology holdings also include select Internet infrastructure and software companies such as VeriSign and Check Point, in addition to semiconductor companies such as Micron Technology and Intel.

In utilities and telecommunications, we owned a lot of emerging telecom service providers last year. We reduced our holdings this year due to changes taking place in the industry — most notably, the cost of doing business, particularly in terms of licensing, and capital spending, is expected to go higher and make these companies less profitable. Currently, our largest utilities and telecommunications holdings are in telecom equipment companies such as Nortel Networks, Corning, CIENA, and ADC Telecom.

With respect to health care, we have targeted quality names like Sepracor, an emerging pharmaceutical company, and companies that make equipment used in genetics research, such as PE Biosystems. Among the thousands of health care companies available, we're focusing on the biotechnology and emerging pharmaceutical companies that we feel have the best intellectual property and product pipelines, both of which should help them to better meet shareholder expectations.

Based on the positive outlook for oil and gas prices, we have added to our holdings in the energy services area. We will, however, watch the supply and demand of oil, because the price of this commodity drives the prices of these energy stocks. Finally, we're somewhat cautious on retail because rising interest rates tend to dampen consumer confidence and slow the pace of consumer spending.

We are in a volatile period where we need to see how much further interest rates must rise in order to cool off the economy. Although we expect to see some interim volatility, for the long term, we are optimistic on growth stocks, especially in technology, telecommunications, and health care. Within these sectors, we are working to build positions in companies that can become leaders in their industries and deliver growth over long periods of time, thus creating value for shareholders.

Money Market Variable Account

Despite some signs of moderating economic growth in the second quarter of 2000, the U.S. economy continued to grow steadily and unemployment fell to 30-year lows. Historically, these conditions have caused inflation to accelerate, and the Federal Reserve Board (the Fed) moved to contain the inflationary pressures that usually accompany this backdrop.

While the Fed refrained from raising interest rates during its last meeting, we don't believe the possibility of future interest-rate hikes can be ruled out. As a result, we've structured the portfolio with a relatively short maturity and targeted 36 days for the average maturity of the account's holdings.

We continue to limit the account's investments to securities issued or guaranteed by the U.S. Treasury, agencies, or instrumentalities of the U.S. government, as well as to the highest-quality corporate and bank issues, in order to provide maximum security against credit risk. On June 30, 2000, approximately 80% of the portfolio was invested in high-quality commercial paper, with the balance invested in U.S. government or government-guaranteed issues.

Investments in the account are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the account seeks to preserve the value at $1.00 per unit, it is possible to lose money by investing in the account.

Total Return Variable Account

For the six months ended June 30, 2000, the account provided a total return of 2.72%, which compares to returns of –0.42% and 4.18%, respectively, for the account's benchmarks, the S&P 500 and the Lehman Brothers Government/Corporate Bond Index, an unmanaged market-value-weighted index of all debt obligations of the U.S. Treasury and U.S. government agencies (excluding mortgage-backed securities) and investment-grade U.S. corporate debt. The account's performance does not reflect any applicable contract or surrender charges.

In our view, what makes this portfolio different from other balanced portfolios is the fact that we remain committed to our disciplined approach to asset allocation, unlike managers of many balanced portfolios, who often take on additional risks by increasing their exposure to aggressive growth stocks. We maintain a roughly 60% equity, 40% fixed-income and cash investment mix because we believe this is what investors expect from a balanced portfolio. We believe this strategy provides the right balance of growth and income potential.

Due to a steady rise in interest rates during the past year, it has been a difficult environment for bonds. However, the portfolio's bond holdings posted positive returns during the past six months and generally added stability to the portfolio in a period marked by highly volatile equity markets. At the same time, our equity stake was bolstered by our focus on value stocks and strong security selection in energy and insurance stocks, which contributed positively to the portfolio's total return.

Among energy stocks, oil services as well as exploration and production companies provided an impressive boost to performance. These stocks are typically very sensitive to oil and natural gas price changes and benefited immensely from rising prices. We've anticipated this favorable business environment for some time now, and it has worked very well in recent months. In the insurance sector, a few of the portfolio's holdings produced exceptional performance. Recently, the Dutch financial services company ING Groep agreed to buy ReliaStar Financial Corp., which caused our position in ReliaStar to nearly double. This news sparked a rally in the insurance industry, as investors began to recognize the strong fundamental business outlooks and the potential for further consolidation among insurance companies.

We also took advantage of some weakness in pharmaceutical stock prices in the early part of the year to increase our positions in high-quality companies with strong long-term track records.

Management Review and Outlook — continued

Stocks such as Pharmacia and Abbott Laboratories came back strong in the second quarter, and we think they still offer attractive growth opportunities at compelling valuations.

While value stocks have rallied recently, it's difficult to predict whether this trend will continue. But our feeling is that there is plenty of upside for more reasonably priced stocks with good fundamental growth prospects, especially if interest rates and the economic backdrop remain uncertain. We think more defensive stocks in noncyclical sectors of the economy, such as consumer nondurables and health care stocks, have the potential to outperform aggressive growth stocks in this environment.

With regard to our bond holdings during this period, as corporate bonds and mortgage-backed securities recovered in the first quarter of 2000, we decided to secure some profits and decrease our positions in these sectors. At the same time, we shifted some assets into U.S. Treasuries as the outlook for government securities appeared to brighten. We felt this strategy worked well, especially following the government's announced plans to buy back nearly $30 billion of longer-maturity Treasuries during the year. (Principal value and interest on Treasury securities are guaranteed by the U.S. government if held to maturity.) With corporate bonds, we also found ourselves in the right areas of the market. Our positioning in various telecommunications and media issues proved particularly beneficial.

Looking forward, while certain pockets of the market remain overvalued in our view, we are still finding some quality companies at what we think are attractive prices. In addition, we feel there is potential for strong corporate earnings across a wide range of industries. However, we intend to proceed with some caution given the Fed's determination to slow down the economy. In light of the current economic uncertainty, the market is beginning to behave as we would expect — defensive, value-oriented stocks have been rebounding, while growth stocks have suffered. Whether this current trend will persist is difficult to determine. As a result, we believe it makes sense for investors to maintain a well-diversified portfolio.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The portfolios are actively managed, and current holdings may be different.

It is not possible to invest directly in an index.

Investment Objectives and Policies

Capital Appreciation Variable Account (CAVA) seeks to maximize capital appreciation by investing in securities of all types, with a major emphasis on common stocks.

Global Governments Variable Account (GGVA) seeks moderate current income and preservation and growth of capital by investing in a portfolio of U.S. and foreign government and government-related securities. Investments in foreign and emerging market securities may provide superior returns but also involve greater risk than U.S. investments. Investments in foreign and emerging market securities may be favorably or unfavorably affected by changes in interest rates and currency exchange

rates, market conditions, and the economic and political conditions of the countries where investments are made. These risks may increase unit price volatility. Government guarantees apply to individual securities only and not to price and yields of units in a managed portfolio. See the prospectus for details.

Government Securities Variable Account (GSVA) seeks current income and preservation of capital by investing in U.S. government and government-related securities. Government guarantees apply to individual securities only and not to prices and yields of units in a managed portfolio. See the prospectus for details.

High Yield Variable Account (HYVA) seeks current income and capital appreciation by investing primarily in fixed-income securities of U.S. and foreign issuers that may be in the lower-rated categories or unrated and may include equity features. Lower-rated securities may provide greater returns, but they are also associated with greater-than-average risk. These risks may increase unit price volatility. See the prospectus for details.

Managed Sectors Variable Account (MSVA) seeks capital appreciation by varying the weighting of its portfolio of common stocks among 13 industry sectors. The account may focus its investments in certain sectors, thereby increasing its vulnerability to any single economic, political, or regulatory development. See the prospectus for details.

Money Market Variable Account (MMVA) seeks maximum current income to the extent consistent with stability of principal by investing exclusively in money market instruments maturing in less than 13 months. Investments in the account are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the account seeks to preserve the value of your investment at $1.00 per unit, it is possible to lose money by investing in the account. See the prospectus for details.

Total Return Variable Account (TRVA) seeks primarily to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with prudent employment of capital; its secondary objective is to take advantage of opportunities for growth of capital and income. Assets will be allocated and reallocated from time to time between money market, fixed-income, and equity securities. Under normal market conditions, at least 25% of the account's assets will be invested in fixed-income securities, and at least 40% and no more than 75% of its assets will be invested in equity securities.

Six-month performance through June 30, 2000

	Compass 2 (U.S.)	Compass 3 (U.S)
Capital Appreciation Variable Account	5.65%	5.59%
Global Governments Variable Account	(1.55)%	(1.63)%
Government Securities Variable Account	3.40%	3.34%
High Yield Variable Account	(0.14)%	(0.19)%
Managed Sectors Variable Account	(7.80)%	(7.87)%
Money Market Variable Account	2.09%	2.04%
Total Return Variable Account	2.08%	2.00%

These performance results reflect any applicable contract or surrender charges. Past performance is no guarantee of future results. More recent returns may be more or less than those shown above.

Portfolio of Investments (Unaudited) — June 30, 2000

Capital Appreciation Variable Account

Stocks — 98.1%

Issuer	Shares	Value
U.S. Stocks — 85.0%		
Aerospace — 1.3%		
Boeing Co.	262,400	$ 10,971,600
Automotive — 0.6%		
Harley-Davidson, Inc.	139,200	$ 5,359,200
Banks and Credit Companies — 0.2%		
Wells Fargo Co.	54,300	$ 2,104,125
Biotechnology — 1.4%		
Pharmacia Corp.	127,804	$ 6,605,869
Waters Corp.*	39,900	4,980,019
		$ 11,585,888
Business Machines — 0.7%		
Seagate Technology, Inc.*	36,800	$ 2,024,000
Sun Microsystems, Inc.*	42,800	3,892,125
		$ 5,916,125
Business Services — 1.5%		
Bea Systems, Inc.*	45,000	$ 2,224,688
Computer Sciences Corp.*	98,000	7,319,375
Nextel Partners, Inc.	37,840	1,232,165
Thermo Electron Corp.*	108,200	2,278,962
		$ 13,055,190
Cellular Telephones — 1.8%		
Sprint Corp. (PCS Group)*	256,600	$ 15,267,700
Computer Software — Personal Computers — 2.1%		
Mercury Interactive Corp.*	22,400	$ 2,167,200
Microsoft Corp.*	198,900	15,912,000
		$ 18,079,200
Computer Software — Services — 1.6%		
EMC Corp.*	136,000	$ 10,463,500
Informatica Corp.*	1,600	131,100
TIBCO Software, Inc.*	28,700	3,077,627
		$ 13,672,227
Computer Software — Systems — 8.3%		
Agile Software Corp.*	4,000	$ 282,750
Ariba, Inc.*	16,800	1,647,188
BMC Software, Inc.*	134,900	4,921,742
Cadence Design Systems, Inc.*	259,800	5,293,425
Compuware Corp.*	209,100	2,169,412
Comverse Technology, Inc.*	47,800	4,445,400
Digex, Inc.*	44,900	3,050,394
E.piphany, Inc.*	26,400	2,829,750
Foundry Networks, Inc.*	1,750	192,500
I2 Technologies, Inc.*	18,100	1,887,208
MMC Networks, Inc.*	15,200	812,250
Oracle Corp.*	335,624	28,213,392
Rational Software Corp.*	31,700	2,946,119
Siebel Systems, Inc.*	16,200	2,649,712
StorageNetworks, Inc.*	1,070	96,568
VERITAS Software Corp.*	73,850	8,346,204
Vitria Technology, Inc.*	24,900	1,522,013
		$ 71,306,027
Conglomerates — 1.5%		
Tyco International Ltd.	265,200	$ 12,563,850
Consumer Goods and Services — 0.6%		
Colgate-Palmolive Co.	92,500	$ 5,538,437
Drugs & Health Care — 0.1%		
Celera Genomics Co.*	12,200	$ 1,140,700
Electrical Equipment		
Capstone Turbine Corp.*	460	$ 20,729
Electronics — 14.9%		
Altera Corp.*	53,600	$ 5,463,850
Analog Devices, Inc.*	125,800	9,560,800

Issuer	Shares	Value
Electronics — continued		
DuPont Photomasks, Inc.*	27,900	$ 1,911,150
Fairchild Semiconductor International Co.*	29,500	1,194,750
Flextronics International Ltd.*	122,400	8,407,350
Helix Technology Corp.*	35,700	1,392,300
Intel Corp.	135,500	18,114,656
KLA-Tencor Corp.*	29,700	1,739,306
Lam Research Corp.*	102,100	3,828,750
LSI Logic Corp.*	75,100	4,064,788
Micron Technology, Inc.*	434,700	38,280,769
Novellus Systems, Inc.*	110,000	6,221,875
Photronics, Inc.*	50,200	1,424,425
Sanmina Corp.*	45,500	3,890,250
SCI Systems, Inc.*	10,300	403,631
Solectron Corp.*	56,600	2,370,125
Tektronix, Inc.	88,700	6,563,800
Teradyne, Inc.*	42,700	3,138,450
Varian Semiconductor Equipment Associates, Inc.*	83,000	5,213,437
Veeco Instruments, Inc.*	71,000	5,200,750
		$128,385,212
Entertainment — 4.5%		
Clear Channel Communications, Inc.*	160,576	$ 12,043,200
Infinity Broadcasting Corp., "A"*	355,500	12,953,531
Time Warner, Inc.	94,400	7,174,400
Viacom, Inc., "B"*	92,333	6,295,957
		$ 38,467,088
Financial Institutions — 3.9%		
Associates First Capital Corp., "A"	94,900	$ 2,117,456
Citigroup, Inc.	151,400	9,121,850
Donaldson, Lufkin & Jenrette, Inc.	47,700	2,024,269
Federal National Mortgage Assn.	64,600	3,371,313
Financial Federal Corp. *	111,550	1,938,181
Goldman Sachs Group, Inc.	23,800	2,258,025
Merrill Lynch & Co., Inc.	53,100	6,106,500
Morgan Stanley Dean Witter & Co.	81,000	6,743,250
		$ 33,680,844
Insurance — 2.8%		
American International Group, Inc.	48,000	$ 5,640,000
Gallagher (Arthur J.) & Co.	93,700	3,935,400
Hartford Financial Services Group, Inc.	150,200	8,401,813
Marsh & McLennan Cos., Inc.	56,700	5,921,606
		$ 23,898,819
Internet — 3.1%		
Allaire Corp.*	14,200	$ 521,850
Interwoven, Inc.*	5,400	593,916
Selectica, Inc.*	12,010	841,450
VeriSign, Inc.*	139,280	24,582,920
		$ 26,540,136
Machinery — 0.6%		
Deere & Co., Inc.	130,500	$ 4,828,500
Medical and Health Products — 2.6%		
American Home Products Corp.	99,500	$ 5,845,625
Bristol-Myers Squibb Co.	135,500	7,892,875
Pfizer, Inc.	170,225	8,170,800
		$ 21,909,300
Medical and Health Technology and Services — 0.9%		
Health Management Associates, Inc., "A"*	311,400	$ 4,067,662
PE Corp.-PE Biosystems Group	61,400	4,044,725
		$ 8,112,387

Portfolio of Investments (Unaudited) — continued

Stocks — continued

Issuer	Shares	Value
Oil Services — 3.5%		
Baker Hughes, Inc.	185,300	$ 5,929,600
Cooper Cameron Corp.*	52,500	3,465,000
Global Marine, Inc.*	299,400	8,439,337
Halliburton Co.	137,500	6,488,281
Noble Drilling Corp.*	95,800	3,945,763
Weatherford International, Inc.*	47,500	1,891,094
		$ 30,159,075
Oils — 2.3%		
Conoco, Inc., "A"	226,900	$ 4,991,800
EOG Resources, Inc.	63,800	2,137,300
Santa Fe International Corp.	87,600	3,060,525
Transocean Sedco Forex, Inc.	173,300	9,260,719
		$ 19,450,344
Pharmaceuticals — 0.1%		
Sepracor, Inc.*	10,100	$ 1,218,312
Restaurants and Lodging — 0.3%		
Cendant Corp.*	180,926	$ 2,532,964
Retail — 4.2%		
Best Buy Co., Inc.*	31,600	$ 1,998,700
CVS Corp.	302,200	12,088,000
Home Depot, Inc.	36,700	1,832,706
Office Depot, Inc.*	190,150	1,188,438
RadioShack Corp.	157,100	7,442,613
Wal-Mart Stores, Inc.	206,100	11,876,512
		$ 36,426,969
Supermarkets — 1.3%		
Safeway, Inc.*	251,000	$ 11,326,375
Telecommunications — 15.4%		
Allegiance Telecom, Inc.*	57,100	$ 3,654,400
Amdocs Ltd.*	31,400	2,409,950
American Tower Corp., "A"*	89,400	3,726,862
AT&T Corp., "A"*	292,000	7,081,000
Cabletron Systems, Inc.*	227,100	5,734,275
Cisco Systems, Inc.*	438,500	27,872,156
Copper Mountain Networks, Inc.*	16,100	1,418,813
Corning, Inc.	98,000	26,447,750
Cox Communications, Inc.*	164,600	7,499,587
EchoStar Communications Corp.*	30,600	1,013,147
Emulex Corp.*	20,800	1,366,300
Exfo Electro — Optical Engineering, Inc.*	3,370	147,859
Metromedia Fiber Network, Inc., "A"* ...	280,260	11,122,819
MGC Communications, Inc.*	36,600	2,193,712
NEXTEL Communications, Inc.*	103,800	6,351,262
Nextlink Communications, Inc., "A"*	89,200	3,384,025
NTL, Inc.*	62,250	3,727,219
Qwest Communications International, Inc.*	51,498	2,558,807
Spectrasite Holdings, Inc.*	68,100	1,932,338
Stratos Lightwave, Inc.*	450	12,544
Time Warner Telecom, Inc.*	77,700	5,001,937
UnitedGlobalCom, Inc.*	83,200	3,889,600
Williams Communications Group, Inc.* ..	66,100	2,193,694
Winstar Communications, Inc.*	60,500	2,049,438
		$132,789,494
Telecommunications and Cable — 1.3%		
Comcast Corp., "A"*	275,400	$ 11,153,700
Utilities — Electric — 1.6%		
AES Corp.*	301,800	$ 13,769,625
Total U.S. Stocks		$731,230,142

Issuer	Shares	Value
Foreign Stocks — 13.1%		
Bermuda — 1.3%		
FLAG Telecom Holdings Ltd. (Telecommunications)*	167,800	$ 2,496,025
Global Crossing Ltd. (Telecommunications)*	334,400	8,798,900
		$ 11,294,925
Canada — 2.8%		
Nortel Networks Corp. (Telecommunications)	357,604	$ 24,406,473
Finland — 0.4%		
Sonera Oyj (Telecommunications)	84,300	$ 3,842,576
France — 0.1%		
Business Objects S.A., ADR (Computer Software — Systems)*	10,400	$ 916,500
Hong Kong — 0.3%		
China Telecom Ltd. (Telecommunications)	312,000	$ 2,751,764
Israel — 0.6%		
Check Point Software Technologies Ltd. (Computer Software — Services)*	21,100	$ 4,467,925
Partner Communications Co. Ltd., ADR (Cellular Telephones)*	52,225	496,138
		$ 4,964,063
Japan — 1.0%		
Daiwa Securities Group, Inc. (Banks and Credit Cos.)	392,000	$ 5,173,454
NTT Mobile Communications Network, Inc. (Telecommunications)	122	3,300,716
		$ 8,474,170
Mexico — 0.6%		
Grupo Iusacell S. A. de C. V., ADR (Telecommunications)*	175,100	$ 2,735,937
Telefonos de Mexico S.A., ADR (Utilities — Telephone)	38,460	2,197,028
		$ 4,932,965
Netherlands — 1.0%		
ASM Lithography Holding N.V. (Computer Software — Systems)*	52,400	$ 2,312,150
KPN N.V. (Telecommunications)*	1,680	75,135
Libertel N.V. (Cellular Telecommunications)*	110,100	1,676,368
Versatel Telecommunications N.V. (Telecommunications)*	97,895	4,111,826
		$ 8,175,479
Norway — 0.2%		
Schibsted ASA (Publishing)	100,090	$ 1,855,247
Singapore — 0.7%		
Chartered Semiconductor Manufacturing Co., ADR (Electronics)*	66,700	$ 6,003,000
South Korea — 1.1%		
Samsung Electronics Co. (Electronics)...	48,700	$ 9,520,850
Sweden — 0.4%		
Ericsson LM, ADR (Telecommunications).	167,800	$ 3,356,000
United Kingdom — 2.6%		
BP Amoco PLC, ADR (Oils).............	172,400	$ 9,751,375
Vodafone AirTouch PLC (Telecommunications)*	3,034,033	12,253,379
		$ 22,004,754
Total Foreign Stocks		$112,498,766
Total Stocks (Identified Cost, $684,850,268)		$843,728,908

Issuer	Principal Amount (000 Omitted)	Value
Short-Term Obligation — 0.9%		
Associates First Capital Corp., due 7/03/00, at Amortized Cost	$8,021	$ 8,017,925
Total Investments (Identified Cost, $692,868,193)		$851,746,833
Other Assets, Less Liabilities — 1.0%		8,347,526
Net Assets — 100.0%		$860,094,359

See portfolio footnotes and notes to financial statements.

Portfolio of Investments (Unaudited) — June 30, 2000

Global Governments Variable Account

Bonds — 74.7%

Issuer		Principal Amount (000 Omitted)	Value
Foreign Bonds — 45.2%			
Australia — 0.6%			
Commonwealth of Australia, 6.75s, 2006	AUD	125	$ 77,247
Canada — 3.0%			
Government of Canada, 5.25s, 2008	CAD	144	$ 128,054
Government of Canada, 5.5s, 2009		382	252,373
			$ 380,427
Denmark — 1.6%			
Kingdom of Denmark, 7s, 2007	DKK	1,421	$ 195,170
France — 2.3%			
Republic of France, 4s, 2009	EUR	332	$ 286,032
Germany — 16.1%			
Republic of Germany, 6.75s, 2004	EUR	834	$ 841,379
Republic of Germany, 4.5s, 2009		546	495,046
Republic of Germany, 4.75s, 2008		306	283,099
Republic of Germany, 8s, 2002		412	415,300
			$ 2,034,824
Greece — 1.8%			
Hellenic Republic, 8.7s, 2005	GRD	39,000	$ 122,113
Hellenic Republic, 8.9s, 2003		8,900	26,938
Republic of Greece, 8.6s, 2008		24,000	78,104
			$ 227,155
Italy — 7.7%			
Republic of Italy, 5s, 2008	EUR	1,046	$ 966,583
Japan — 2.8%			
Development Bank of Japan, 1.75s, 2010 (Bank)	JPY	10,000	$ 93,882
Japan Bank for International Cooperation, 7.125s, 2005 (Bank)	DEM	255	255,038
			$ 348,920
Mexico — 0.5%			
United Mexican States, 9.875s, 2010	$	58	$ 60,610
Supra-national — 1.7%			
International Bank Reconstruction & Development, 2s, 2008 (Bank)	JPY	22,400	$ 219,389
Sweden — 1.4%			
Kingdom of Sweden, 6s, 2005	SEK	400	$ 46,624
Kingdom of Sweden, 9s, 2009		900	128,235
			$ 174,859
United Kingdom — 5.7%			
United Kingdom Treasury, 6s, 2028	GBP	39	$ 73,586
United Kingdom Treasury, 7s, 2002		145	223,356
United Kingdom Treasury, 7.25s, 2007		152	254,111
United Kingdom Treasury, 8s, 2015		86	173,124
			$ 724,177
Total Foreign Bonds			$ 5,695,393
U.S. Bonds — 29.5%			
U.S. Treasury Bonds, 6.25s, 2023	$	761	$ 767,179
U.S. Treasury Notes, 4.25s, 2010		120	121,795
U.S. Treasury Notes, 5.5s, 2009		261	249,743
U.S. Treasury Notes, 6.125s, 2007		1,013	1,006,193
U.S. Treasury Notes, 6.5s, 2010		243	251,315
U.S. Treasury Notes, 6.75s, 2005		491	502,431
U.S. Treasury Notes, 8s, 2001		815	825,057
Total U.S. Bonds			$ 3,723,713
Total Bonds (Identified Cost, $9,538,727)			$ 9,419,106

Bonds — 93.1%

Issuer/Expiration Month/Strike/Price	Principal Amount of Contracts (000 Omitted)	Value
Call Options Purchased — 0.2%		
Japanese Government Bond Future/ August/132.49	JPY 200,000	$ 20,833
Japanese Yen/July/105	60,700	3,885
Total Call Options Purchased (Premiums Paid, $26,118)		$ 24,718
Put Options Purchased		
Japanese Yen/July/103	JPY 59,567	$ 3,812
Japanese Yen/July/108	68,018	2,313
Japanese Yen/Euro Dollars/January/130	3,689	74
Total Put Options Purchased (Premiums Paid, $13,481)		$ 6,199

Issuer	Principal Amount (000 Omitted)	Value
Short-Term Obligations — 26.1%		
Federal Home Loan Bank, due 7/03/00 at Amortized Cost	$ 3,295	$ 3,293,797
Total Investments (Identified Cost, $12,873,326)		$12,743,820

Issuer/Expiration Month/Strike/Price	Principal Amount of Contracts (000 Omitted)	Value
Call Options Written		
Australian Dollars/May/0.555	AUD 206	$ (1,062)
Canadian Dollars/September/1.4	CAD 1,058	(72)
Total Call Options Written (Premiums Received, $8,796)		$ (1,134)
Put Options Written — (0.1%)		
Japanese Government Bond Future/ August/132.49	JPY 200,000	$ (15,931)
Japanese Yen/July/108	68,018	(2,313)
Total Put Options Written (Premiums Received, $25,848)		$ (18,244)
Other Assets, Less Liabilities — (0.9%)		(119,146)
Net Assets — 100.0%		$12,605,296

See portfolio footnotes and notes to financial statements.

Issuer	Principal Amount (000 Omitted)	Value
U.S. Federal Agencies — 62.0%		
Aid to Israel, 6.6s, 2008	$ 985	$ 964,847
Aid To Peru, 9.98s, 2008	1,547	1,674,185
Empresa Energetica Cornito Ltd., 6.07s, 2010	3,869	3,544,314
Federal Home Loan Mortgage Corp., 6.5s, 2029	12,828	12,107,365
Federal Home Loan Mortgage Corp., 7.5s, 2027 – 2028	2,057	2,029,841
Federal Housing Authority, 7.43s, 2022	3,281	3,177,844
Federal National Mortgage Assn., 6.132s, 2011	935	904,726
Federal National Mortgage Assn., 6.5s, 2005 – 2027	8,508	8,047,716
Federal National Mortgage Assn., 6.75s, 2003	1,947	1,924,305
Federal National Mortgage Assn., 6.765s, 2020	15	14,472
Federal National Mortgage Assn., 6.859s, 2011	3,000	2,969,868
Federal National Mortgage Assn., 7s, 2029 – 2030	14,881	15,515,118
Federal National Mortgage Assn., 7.27s, 2005	3,811	3,749,191
Federal National Mortgage Assn., 7.5s, 2014 – 2030	6,380	6,323,962
Federal National Mortgage Assn., 8.5s, 2007	89	90,404
Federal National Mortgage Assn., 10s, 2018	1,708	1,813,299
Financing Corp., 9.8s, 2018	5,000	6,316,400
Financing Corp., 10.35s, 2018	1,950	2,576,438
Resolution Funding Corp., 8.875s, 2020	3,700	4,518,625
Tennessee Valley Authority, 0s to 2012, 8.25s to 2042	7,250	2,915,660
U.S. Department of Housing & Urban Development, 6.59s, 2016	2,045	1,848,230
U.S. Department of Veterans Affairs, 7.5s, 2009	3,400	3,419,108
		$ 86,445,918
U.S. Government Guaranteed — 31.1%		
Government National Mortgage Association — 12.6%		
GNMA, 7s, 2008 – 2029	$ 4,630	$ 4,501,185
GNMA, 7.5s, 2023 – 2027	4,536	4,505,387
GNMA, 8s, 2026 – 2030	8,033	8,123,941
GNMA, 11s, 2010 – 2019	291	317,231
GNMA, 12.5s, 2015 – 2015	41	45,423
GNMA, 14s, 2014	5	6,055
		$ 17,499,222
Small Business Administration — 2.8%		
SBA, 8.2s, 2005	$ 401	$ 410,462
SBA, 8.4s, 2007	152	154,322
SBA, 6.24s, 2009	2,500	2,246,875
SBA, 8.7s, 2009	826	844,629
SBA, 10.05s, 2009	209	218,673
		$ 3,874,961

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
U.S. Government Guaranteed — continued		
U.S. Treasury Obligations — 15.7%		
U.S. Treasury Bonds, 10.375s, 2012	$3,300	$ 4,057,449
U.S. Treasury Bonds, 9.875s, 2015	5,500	7,457,670
U.S. Treasury Bonds, 3.625s, 2028	3,103	2,957,945
U.S. Treasury Notes, 6.5s, 2002	1,500	1,501,875
U.S. Treasury Notes, 5.875s, 2004	250	246,368
U.S. Treasury Notes, 4.25s, 2010	2,544	2,580,405
U.S. Treasury Notes, 6.5s, 2010	3,000	3,102,660
		$ 21,904,372
Total U.S. Government Guaranteed		$ 43,278,555
Total Bonds (Identified Cost, $131,779,868)		$129,724,473
Repurchase Agreement — 6.2%		
Merrill Lynch, dated 6/30/00, due 7/3/00, total to be received $8,705,858 (secured by various U.S. Treasury and Federal Agency obligations in a jointly traded account), at Cost	$8,701	$ 8,701,000
Total Investments (Identified Cost, $140,480,868)		$138,425,473
Other Assets, Less Liabilities — 0.7%		$ 938,728
Net Assets — 100.0%		$139,364,201

See portfolio footnotes and notes to financial statements.

Portfolio of Investments (Unaudited) — June 30, 2000

High Yield Variable Account

Bonds — 90.4%

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — 77.7%		
Aerospace — 3.6%		
Airplane Pass-Through Trust, 10.875s, 2019†	$ 741	$ 601,798
Argo Technology Corp., 8.625s, 2007	1,175	822,500
BE Aerospace, Inc., 8s, 2008	75	63,375
K & F Industries, Inc., 9.25s, 2007	1,400	1,323,000
L-3 Communications Corp., 10.375s, 2007	500	508,750
L-3 Communications Corp., 8.5s, 2008	210	193,200
MOOG, Inc., 10s, 2006	1,420	1,412,900
Stellex Industries, Inc., 9.5s, 2007**	75	7,125
United Defense Industries, Inc., 8.75s, 2007	330	305,250
		$ 5,237,898
Building Materials — 6.1%		
AAF- McQuay, Inc., 8.875s, 2003	$ 150	$ 129,000
American Standard, Inc., 7.375s, 2008	3,250	2,949,375
Building Materials Corp., 8.625s, 2006	1,150	1,000,500
Building Materials Corp., 8s, 2007	2,000	1,710,000
Formica Corp., 10.875s, 2009	500	390,000
MMI Products, Inc., 11.25s, 2007	375	369,375
Nortek, Inc., 9.25s, 2007	1,300	1,215,500
UDC Homes, Inc., 14.5s, 2000	3	1,465
Williams Scotsman, Inc., 9.875s, 2007	1,250	1,125,000
		$ 8,890,215
Business Services — 0.6%		
Anacomp, Inc., 10.875s, 2004	$ 500	$ 310,000
Iron Mountain, Inc., 10.125s, 2006	230	230,000
Pierce Leahy Corp., 11.125s, 2006	323	331,883
		$ 871,883
Chemicals — 2.2%		
Huntsman ICI Holdings, 0s, 2009	$ 100	$ 33,000
Huntsman ICI Holdings, 10.125s, 2009	700	703,500
Lyondell Chemical Co., 9.625s, 2007	550	544,500
Lyondell Chemical Co., 9.875s, 2007	500	495,000
Lyondell Chemical Co., 10.875s, 2009	225	223,313
Sovereign Specialty Chemicals, 11.875s, 2010##	530	545,900
Sterling Chemicals, Inc., 12.375s, 2006	105	109,200
Sterling Chemicals, Inc., 11.25s, 2007	575	454,250
Sterling Chemicals, Inc., 0s to 2001, 13.5 to 2008	300	129,000
		$ 3,237,663
Consumer Goods and Services — 4.2%		
American Safety Razor Co., 9.875s, 2005	$1,000	$ 957,500
General Binding Corp., 9.375s, 2008	860	559,000
Kindercare Learning Centers, Inc., 9.5s, 2009	700	644,000
Polaroid Corp., 11.5s, 2006	320	332,800
Polymer Group, Inc., 8.75s, 2008	750	622,500
Remington Products Co. LLC, 11s, 2006	350	295,750
Samsonite Corp., 10.75s, 2008	1,030	857,475
Sealy Mattress Co., 9.875s, 2007	165	157,575
Simmons Co., 10.25s, 2009	740	656,750
Synthetic Industries, Inc., 13s, 2000	725	714,125
Westpoint Stevens, Inc., 7.875s, 2005	295	246,325
		$ 6,043,800
Container, Forest and Paper Products — 6.5%		
Applied Extrusion Technologies, Inc., 11.5s, 2002	$ 325	$ 327,437
Atlantis Plastics, Inc., 11s, 2003	300	298,875
Buckeye Cellulose Corp., 9.25s, 2008	1,000	1,002,500

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
Container, Forest and Paper Products — continued		
Buckeye Technologies, Inc., 8s, 2010 . . .	$ 175	$ 158,813
Gaylord Container Corp., 9.375s, 2007 . .	450	351,000
Gaylord Container Corp., 9.75s, 2007 . . .	970	756,600
Gaylord Container Corp., 9.875s, 2008 . .	715	464,750
Riverwood International Corp., 10.25s, 2006	1,750	1,662,500
Riverwood International Corp., 10.875s, 2008	550	478,500
Silgan Holdings, Inc., 9s, 2009	800	756,000
Specialty Paperboard, Inc., 9.375s, 2006	1,400	1,344,000
U.S. Can Corp., 10.125s, 2006	950	971,375
U.S. Timberlands, 9.625s, 2007	985	866,800
		$ 9,439,150
Corporate Asset Backed — 0.8%		
Merrill Lynch Mortgage Investors, Inc., 8.434s, 2022†	$1,000	$ 955,312
Morgan Stanley Capital I Inc., 7.765s, 2010	270	200,444
		$ 1,155,756
Energy — 5.2%		
Cheasapeake Energy Corp., 9.625s, 2005	$1,230	$ 1,202,325
Clark Refining & Marketing, Inc., 8.625s, 2008	450	353,250
Continental Resources, Inc., 10.25s, 2008	925	827,875
Forest Oil Corp., 10.5s, 2006	625	635,938
HS Resources, Inc., 9.25s, 2006	115	112,700
Ocean Energy, Inc., 8.875s, 2007	3,250	3,233,750
P&L Coal Holdings Corp., 8.875s, 2008 .	350	331,625
P&L Coal Holdings Corp., 9.625s, 2008 .	855	793,012
		$ 7,490,475
Financial Institutions — 0.3%		
Willis Corroon Corp., 9s, 2009	$ 500	$ 418,750
Gaming and Hotels — 5.4%		
Aztar Corp., 8.875s, 2007	$ 925	$ 869,500
Boyd Gaming Corp., 9.5s, 2007	885	849,600
Coast Hotels & Casinos, Inc., 9.5s, 2009	1,470	1,403,850
Eldorado Resorts LLC, 10.5s, 2006	845	842,887
Horseshoe Gaming LLC, 8.625s, 2009 . .	595	559,300
Isle of Capri Casinos, Inc., 8.75s, 2009 . .	550	506,000
MGM Grand, Inc., 9.75s, 2007	795	806,925
Prime Hospitality Corp., 9.75s, 2007	635	609,600
Santa Fe Hotel, Inc., 11s, 2000	733	722,005
Station Casinos, Inc., 8.875s, 2008	650	611,000
		$ 7,780,667
Industrial — 4.5%		
Allied Waste North America, Inc., 7.625s, 2006	$ 295	$ 256,650
Allied Waste North America, Inc., 10s, 2009	85	71,825
Blount, Inc., 13s, 2009	400	408,000
Columbus Mckinnon Corp., 8.5s, 2008 . .	515	448,050
Day International Group, Inc., 11.125s, 2005	950	926,250
Hayes Wheels International, Inc., 9.125s, 2007	825	736,312
Haynes International, Inc., 11.625s, 2004	750	525,000
IMO Industries, Inc., 11.75s, 2006	920	920,000
International Knife & Saw, Inc., 11.375s, 2006	300	156,000
Newcor, Inc., 9.875s, 2008	450	135,000

Issuer	Principal Amount (000 Omitted)	Value
Industrial — continued		
Numatics, Inc., 9.625s, 2008	$ 170	$ 136,000
Oxford Automotive, Inc., 10.125s, 2007 .	65	61,750
Simonds Industries, Inc., 10.25s, 2008 . .	600	492,750
Thermadyne Holdings Corp., 0s to 2003, 12.5s to 2008	1,650	594,000
Thermadyne Manufacturing/Capital Corp., 9.875s, 2008	800	615,000
		$ 6,482,587
Media — 15.6%		
Acme Television LLC, 0s to 2000, 10.875s to 2004	$ 500	$ 477,500
Adelphia Communications Corp., 8.375s, 2008	1,300	1,144,000
Benedek Communications Corp., 0s to 2001, 13.25s to 2006	650	507,000
Chancellor Media Corp., 8s, 2008	3,125	3,136,719
Charter Communications Holdings, 8.25s, 2007	3,250	2,876,250
Charter Communications Holdings, 0s to 2004, 9.92s to 2011	400	230,000
Citadel Broadcasting Co., 9.25s, 2008 . .	745	726,375
Classic Cable, Inc., 10.5s, 2010	320	295,200
Cumulus Media, Inc., 10.375s, 2008	425	369,750
Echostar DBS Corp., 9.375s, 2009	3,250	3,136,250
FrontierVision Holding LP, 0s to 2001, 11.87s to 2007	500	430,000
Frontiervision Operating Partnership LP, 11s, 2006	375	378,750
Golden Books Publishing, Inc., 10.75s, 2004#	435	195,750
Granite Broadcasting Corp., 10.375s, 2005	155	147,250
Granite Broadcasting Corp., 8.875s, 2008	185	156,325
Hollinger International Publishing, 9.25s, 2007	645	635,325
Insight Midwest, 9.75s, 2009	650	637,000
Liberty Group Operating, Inc., 9.375s, 2008	245	225,400
LIN Holdings Corp., 0s to 2003, 10s to 2008	1,150	747,500
Marvel Holdings, Inc., 0s, 1998**‡	1,165	0
NTL Communications Corp., 0s to 2003, 12.375s to 2008	1,225	802,375
NTL Communications Corp., 0s to 2004, 9.75s to 2009	GBP 700	550,587
NTL, Inc., 0s to 2003, 9.75s to 2008	$ 700	437,500
Paxson Communications Corp., 11.625s, 2002	1,000	1,022,500
Telemundo Holdings, Inc., 0s to 2003, 11.5s to 2008	1,125	787,500
United International Holdings, 0s to 2003, 10.75s to 2008	2,350	1,574,500
World Color Press, Inc., 7.75s, 2009	325	304,151
XM Satellite Radio, Inc., 14s, 2010## . . .	765	673,200
		$ 22,604,657
Medical and Health Technology and Services — 0.8%		
Alaris Medical, Inc., 0s to 2003, 11.125s to 2008	$ 850	$ 127,500
Prime Medical Services, Inc., 8.75s, 2008	1,300	1,079,000
		$ 1,206,500

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
Metals and Minerals — 3.1%		
AK Steel Corp., 9.125s, 2006	$ 1,350	$ 1,292,625
Commonwealth Aluminum Corp., 10.75s, 2006	555	549,450
Doe Run Resources Corp., 11.25s, 2005	350	133,000
Jorgensen (Earle M.) Co., 9.5s, 2005	650	604,500
Kaiser Aluminum & Chemical Corp., 9.875s, 2002	775	744,000
Kaiser Aluminum & Chemical Corp., 12.75s, 2003	175	160,562
Metal Management, Inc., 10s, 2008	700	350,000
R & B Falcon Corp., 9.5s, 2008	425	427,125
WCI Steel, Inc., 10s, 2004	265	251,088
		$ 4,512,350
Retail — 1.8%		
Finlay Enterprises, Inc., 9s, 2008	$ 250	$ 223,750
Finlay Fine Jewelry Corp., 8.375s, 2008	850	765,000
J Crew Group, Inc., 0s to 2002, 13.125s to 2008	135	73,238
J.Crew Operating Corp., 10.375s, 2007	1,080	939,600
Musicland Group, Inc., 9s, 2003	300	273,000
Musicland Group, Inc., 9.875s, 2008	340	272,000
		$ 2,546,588
Supermarkets — 0.1%		
Jitney-Jungle Stores of America, Inc., 12s, 2006**	$ 630	$ 137,813
Pathmark Stores, Inc., 10.75s, 2003**	150	13,125
Penn Traffic Co., 11s, 2009	—	3
		$ 150,941
Telecommunications — 16.5%		
Adelphia Communications Corp., 9.375s, 2009	$ 225	$ 208,688
Allegiance Telecommunications, Inc., 0s to 2003, 11.75s to 2008	800	576,000
Allegiance Telecommunications, Inc., 12.875s, 2008	575	622,437
AMSC Acquisition Co., Inc., 12.25s, 2008	600	468,000
Centennial Cellular Operating Co., 10.75s, 2008	815	794,625
Crown Castle International Corp., 10.75s, 2011	435	441,525
Dobson Communications Corp., 10.875s, 2010##	445	446,113
DTI Holdings, Inc., 0s to 2003, 12.5s to 2008	1,450	610,813
Exodus Communications, Inc., 11.25s, 2008	600	594,000
Exodus Communications, Inc., 10.75s, 2009	200	193,000
Exodus Communications, Inc., 11.625s, 2010##	660	663,300
Focal Communications Corp., 0s to 2003, 12.125 to 2008	375	253,125
Focal Communications Corp., 11.875s, 2010##	350	352,625
Globix Corp., 12.5s, 2010	390	323,700
Hyperion Telecommunication, Inc., 12s, 2007	540	502,200
ICG Holdings, Inc., 0s to 2001, 12.5s to 2006	675	558,563
ITC Deltacom, Inc., 9.75s, 2008	1,020	969,000
Level 3 Communications, Inc., 9.125s, 2008	3,000	2,692,500
Level 3 Communications, Inc., 10.75s, 2008##	EUR 225	206,408

Issuer	Principal Amount (000 Omitted)	Value
Telecommunications — continued		
Madison River, 13.25s, 2010##	$ 235	$ 211,500
McCaw International Ltd., 0s to 2002, 13s to 2007	200	147,000
Metromedia Fiber Network, Inc., 10s, 2008	825	814,687
MGC Communications, Inc., 13s, 2010##	1,090	1,013,700
MJD Communications, Inc., 9.5s, 2008	625	556,250
Nextel Communications, Inc., 0s to 2002, 9.75s to 2007	160	120,000
Nextel Communications, Inc., 0s to 2003, 9.95s to 2008	1,660	1,224,250
Nextel International, Inc., 0s to 2003, 12.125 to 2008	775	507,625
Nextlink Communications, Inc., 10.75s, 2009	800	792,000
Nextlink Communications, Inc., 0s to 2004, 12.25s to 2009	275	170,500
Northeast Optic Network, 12.75s, 2008	550	525,250
Northpoint Commerce Group, Inc., 12.875s, 2010##	415	290,500
PSINET, Inc., 10.5s, 2006	500	460,000
PSINET, Inc., 11.5s, 2008	450	423,000
PSINET, Inc., 11s, 2009	850	790,500
Rural Cellular Corp., 9.625s, 2008	450	436,500
Spectrasite Holdings, Inc., 0s to 2003, 12s to 2008	660	458,700
Spectrasite Holdings, Inc., 0s to 2004, 11.25 to 2009	1,750	1,023,750
Spectrasite Holdings, Inc., 10.75s, 2010##	255	254,362
Time Warner Telecommunications LLC, 9.75s, 2008	500	485,000
Verio, Inc., 10.625s, 2009	200	221,750
Viatel, Inc., 11.25s, 2008	600	444,000
Viatel, Inc., 0s to 2003, 12.5s to 2008	275	129,250
Voicestream Wireless Corp., 10.375s, 2009	145	149,350
Western Wireless Corp., 10.5s, 2007	750	772,500
		$ 23,898,546
Utilities — Electric — 0.4%		
International Utility Structures, 10.75s, 2008	$ 625	$ 512,500
Total U.S. Bonds		$112,480,926
Foreign Bonds — 12.7%		
Bermuda — 1.0%		
Global Crossing Holdings Ltd., 9.625s, 2008 (Telecommunications)	$1,250	$ 1,218,750
Globenet Communications Group, 13s, 2007 (Telecommunications)	300	302,625
		$ 1,521,375
Canada — 1.6%		
GT Group Telecom, Inc., 0s to 2005, 13.25 to 2010 (Telecommunications)##.	$1,050	$ 582,750
PCI Chemicals Canada, Inc., 9.25s, 2007 (Chemicals)	590	389,400
Russel Metals, Inc., 10s, 2009 (Metals and Minerals)	530	504,163
Telesystem International Wireless, Inc., 0s to 2002, 13.25s to 2007 (Telecommunications)	825	573,375
Worldwide Fiber, Inc., 12s, 2009 (Telecommunications)	350	330,750
		$ 2,380,438

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
Germany — 0.6%		
Callahan Nordrhein Westfalen, 14s, 2010 (Media)##	$ 830	$ 830,000
Greece — 0.1%		
Fage Dairy Industries S.A., 9s, 2007 (Food & Beverage Products)	$ 260	$ 208,000
Ireland — 1.0%		
British Telecom PLC, 11.875s, 2008 (Telecommunications)	$ 825	$ 971,000
Esat Holdings Ltd., 0s to 2002, 12.5s to 2007 (Telecommunications)	550	519,750
		$ 1,490,750
Luxembourg — 0.5%		
Millicom International Cellular, 0s to 2001, 13.50s to 2006 (Telecommunications)	$ 330	$ 283,800
PTC International Finance II S.A., 11.25s, 2009 (Telecommunications)	370	376,475
		$ 660,275
Mexico — 0.2%		
Satelites Mexicanos S.A. de C.V., 10.125s, 2004 (Telecommunications)	$ 450	$ 301,500
Netherlands — 2.8%		
Completel Europe N.V., 0s to 2004, 14s to 2009 (Telecommunications)	$ 1,200	$ 576,000
Hermes Europe Railtel B.V., 10.375s, 2009 (Telecommunications)	950	798,000
Tele1 Europe B.V., 13s, 2009 (Telecommunications)	700	710,500
United Pan Europe, 10.875s, 2009 (Media)	500	425,000
United Pan Europe, 11.25s, 2010 (Media)	500	445,000
Versatel Telecom B.V., 13.25s, 2008 (Telecommunications)	1,100	1,122,000
		$ 4,076,500
Norway — 0.1%		
Ocean Rig Norway AS, 10.25s, 2008 (Energy)	$ 100	$ 83,000
Spain — 0.8%		
Jazztel PLC, 13.25s, 2009 (Telecommunications)	EUR 475	$ 420,561
Jazztel PLC, 14s, 2009 (Telecommunications)	$ 750	690,000
		$ 1,110,561
United Kingdom — 4.0%		
Colt Telecom Group PLC, 0s to 2001, 12s to 2006 (Telecommunications)	$ 2,050	$ 1,804,000
Dolphin Telecom PLC, 0s to 2003, 11.50 to 2008 (Telecommunications)	1,500	562,500
Dolphin Telecom PLC, 0s to 2004, 14s to 2009 (Telecommunications)	530	174,900
Energis PLC, 9.75s, 2009 (Telecommunications)	450	441,000
Esprit Telecom Group PLC, 11.5s, 2007 (Telecommunications)##	300	213,000
Ono Finance PLC, 13s, 2009 (Media)	1,225	1,163,750
Telewest Communications PLC, 9.625s, 2006 (Media)	350	329,000
Telewest Communications PLC, 0s to 2000, 11s to 2007 (Media)	265	251,087

Issuer	Principal Amount (000 Omitted)	Value
United Kingdom — continued		
Telewest Communications PLC, 11.25s, 2008 (Media)	$ 250	$ 255,000
Telewest Communications PLC, 0s to 2004, 9.25s to 2009 (Media)	400	216,000
Telewest Communications PLC, 0s to 2005, 11.375s to 2010 (Media)##	300	160,500
Telewest Communications PLC, 9.875s, 2010 (Media)##	170	158,100
		$ 5,728,837
Total Foreign Bonds		$ 18,391,236
Total Bonds (Identified Cost, $143,907,016)		$130,872,162

Issuer	Shares	Value
Stocks — 1.3%		
Foreign Stocks — 1.1%		
Netherlands — 0.9%		
Completel Europe N.V., ADR (Telecommunications)*	60,000	$ 600,000
Versatel Telecom International N.V., ADR (Telecommunications)*	14,417	621,733
		$ 1,221,733
United Kingdom — 0.2%		
Colt Telecom Group PLC, ADR (Telecommunications)*	2,175	$ 294,984
Total Foreign Stocks		$ 1,516,717
U.S. Stocks — 0.2%		
Building		
Atlantic Gulf Communities Corp.*†	150	$ 12
Business Services		
Envirosource, Inc.*†	238	$ 111
Consumer Goods and Services — 0.1%		
Ranger Industries, Inc.*	123,210	$ 192,516
Media		
Golden Books Family Entertainment, Inc.*	21,250	$ 18,594
Telecommunications — 0.1%		
Classic Communications, Inc.*##‡	1,350	$ 10,800
Viatel, Inc.*	4,265	121,819
		$ 132,619
Total U.S. Stocks		$ 343,852
Total Stocks (Identified Cost, $3,119,246)		$ 1,860,569
Preferred Stocks — 2.5%		
Consumer Goods and Services		
Renaissance Cosmetics, Inc. 14s*#	975	$ 0
Media — 1.8%		
CSC Holdings, Inc., 11.125s*#	16,051	$ 1,689,368
Primedia, Inc., 8.625s	11,500	989,000
		$ 2,678,368
Telecommunications — 0.7%		
Crown Castle International Corp.,12.75s*#	361	$ 368,220
Global Crossings Holdings Ltd.,10.5s#	1,700	167,025
Nextel Communications, Inc. 13s*	78	83,460
Rural Cellular Corp. 11.375s#	446	419,240
		$ 1,037,945
Total Preferred Stocks (Identified Cost, $3,766,557)		$ 3,716,313

Warrants — 0.5%

Issuer	Shares	Value
Allegiance Telecommunications, Inc., (Telecommunications)*	1,150	$ 19,550
DTI Holdings, Inc., (Telecommunications)*	7,250	72
Esat Holdings Ltd., (Telecommunications) *##	550	123,750
ICO, Inc., (Energy)*	375,000	228,750
Jazztel PLC, (Telecommunications)*##	810	79,855
Knology, Inc., (Telecommunications)*##	500	1,250
Loral Orion Network Systems, Inc., (Telecommunications)*	1,000	7,000
Loral Orion Network Systems, Inc., (Telecommunications)*	1,100	18,700
McCaw International Ltd., (Telecommunications)*##	700	1,400
Metronet Communications Corp., (Media)*##	600	66,000
Motient Corp., (Telecommunications)*##	600	24,000
Ono Finance PLC, (Media)*	1,225	122,500
Renaissance Cosmetics, Inc., (Consumer Goods and Services)*	788	0
Total Warrants (Identified Cost, $203,697)		$ 692,827

Short-Term Obligations — 4.2%

Issuer	Principal Amount (000 Omitted)	Value
Associates First Capital Corp., due 7/03/00	$ 5,000	$ 4,998,084
Federal Home Loan Bank, due 7/03/00	1,087	1,086,603
Total Short-Term Obligations, at Amortized Cost		$ 6,084,687
Total Investments (Identified Cost, $157,081,203)		$143,226,558
Other Assets, Less Liabilities — 1.1%		1,547,879
Net Assets — 100.0%		$144,774,437

See portfolio footnotes and notes to financial statements.

Managed Sectors Variable Account
Stocks — 92.7%

Issuer	Shares	Value
Consumer Goods and Services — 0.8%		
Anheuser-Busch Cos., Inc.	4,200	$ 313,687
Coca-Cola Co.	10,100	580,119
Keebler Foods Co.	8,800	326,700
PepsiCo., Inc.	7,700	342,169
Philip Morris Cos., Inc.	2,600	69,063
		$ 1,631,738
Energy — 5.0%		
Anadarko Petroleum Corp.	11,100	$ 547,369
Apache Corp.	6,600	388,163
Baker Hughes, Inc.	45,100	1,443,200
Devon Energy Corp.	9,800	550,637
EOG Resources, Inc.	77,900	2,609,650
Global Marine, Inc.*	30,700	865,356
Halliburton Co.	14,100	665,344
Kerr McGee Corp.	1,900	111,981
Noble Affiliates, Inc.	2,300	85,675
Noble Drilling Corp.*	38,900	1,602,194
Transocean Sedco Forex, Inc.	13,900	742,781
Weatherford International, Inc.*	32,000	1,274,000
		$ 10,886,350
Financial Services — 5.7%		
American Express Co.	7,100	$ 370,088
American International Group, Inc.	26,400	3,102,000
AXA Financial, Inc.	20,800	707,200
Charter One Financial, Inc.	25,800	593,400
CIGNA Corp.	4,700	439,450
Citigroup, Inc.	22,600	1,361,650
Comerica, Inc.	17,000	762,875
First Data Corp.	17,400	863,475
Fiserv, Inc.*	2,300	99,475
Golden West Financial Corp.	18,600	759,112
Hartford Financial Services Group, Inc.	2,300	128,656
Household International, Inc.	7,700	320,031
Mellon Financial Corp.	15,300	557,494
Merrill Lynch & Co., Inc.	15,600	1,794,000
PNC Bank Corp.	8,400	393,750
Providian Financial Corp.	300	27,000
State Street Corp.	200	21,213
		$ 12,300,869
Healthcare — 15.2%		
Abbott Laboratories, Inc.	33,900	$ 1,510,669
Abgenix, Inc.*	6,700	803,058
Affymetrix, Inc.*	1,800	297,225
Alkermes, Inc.*	4,000	188,500
Allergan, Inc.	10,200	759,900
Alza Corp.*	8,100	478,913
American Home Products Corp.	200	11,750
Amgen, Inc.*	21,500	1,510,375
Amylin Pharmaceuticals, Inc.*	13,400	203,513
Andrx Corp.*	19,200	1,227,300
Bausch & Lomb, Inc.	7,600	588,050
BioSource International, Inc.*	20,800	462,800
BioSphere Medical, Inc.*	700	9,800
Bristol-Myers Squibb Co.	6,200	361,150
Cardinal Health, Inc.	4,000	296,000
Celgene Corp.*	8,200	482,775
CV Therapeutics, Inc.*	3,100	214,869
Express Scripts, Inc.*	13,200	820,050
Forest Laboratories, Inc.*	4,300	434,300
Genentech, Inc.*	13,900	2,390,800
Human Genome Sciences, Inc.*	10,300	1,373,762
Immunex Corp.*	34,800	1,720,425

Portfolio of Investments (Unaudited) — continued

Stocks — continued

Issuer	Shares	Value
Healthcare — continued		
IVAX Corp.*	11,800	$ 489,700
Medarex, Inc.*	4,100	346,450
Medigene AG (Germany)*	360	23,369
MedImmune, Inc.*	20,900	1,546,600
Merrill Lynch Biotech Holding Company Depository Receipts*	6,100	1,085,800
Millennium Pharmaceuticals, Inc.*	9,500	1,062,812
PE Corp.-PE Biosystems Group	22,100	1,455,837
Pfizer, Inc.	88,450	4,245,600
Pharmacia Corp.	2,190	113,196
Protein Design Labs, Inc.*	1,200	197,944
QIAGEN N.V. (Netherlands)*	700	121,800
Quest Diagnostics, Inc.*	13,200	986,700
Sepracor, Inc.*	25,000	3,015,625
St. Jude Medical, Inc.*	14,500	665,187
Teva Pharmaceutical Industries Ltd., ADR (Israel)	26,300	1,458,006
		$32,960,610
Industrial Goods and Services — 1.5%		
C & D Technologies, Inc.	5,500	$ 310,750
Capstone Turbine Corp.*	230	10,364
Emerson Electric Co.	400	24,150
Grant Pride Co., Inc.*	19,100	477,500
Millipore Corp.	1,600	120,600
Power One, Inc.*	16,700	1,902,756
Tyco International Ltd. (Bermuda)	7,700	364,788
		$ 3,210,908
Leisure — 1.1%		
Clear Channel Communications, Inc.*	4,500	$ 337,500
USA Networks, Inc.*	18,900	408,712
Viacom, Inc., "B"*	18,300	1,247,831
Victor Company of Japan (Japan)	36,000	317,308
		$ 2,311,351
Retail — 0.6%		
Albertsons, Inc.	3,200	$ 106,400
CVS Corp.	600	24,000
Kohl's Corp.*	400	22,250
Kroger Co.*	2,400	52,950
RadioShack Corp.*	5,500	260,562
Safeway, Inc.*	15,800	712,975
Wal-Mart Stores, Inc.	350	20,169
		$ 1,199,306
Technology — 39.4%		
Akamai Technologies, Inc.*	6,600	$ 783,647
Altera Corp.*	7,100	723,756
Amdocs Ltd.*	12,700	974,725
Analog Devices, Inc.*	41,900	3,184,400
Applied Materials, Inc.*	8,100	734,062
Ariba, Inc.*	4,000	392,188
ARM Holdings PLC, ADR (United Kingdom)*	24,200	795,575
Art Technology Group, Inc.*	3,000	302,813
Atmel Corp.*	12,700	468,312
Automatic Data Processing, Inc.	26,600	1,424,762
BEA Systems, Inc.*	700	34,606
Brocade Communications Systems, Inc.*	4,500	825,680
Cabletron Systems, Inc.*	1,200	30,300
Check Point Software Technologies Ltd. (Israel)*	14,000	2,964,500
Cisco Systems, Inc.*	80,700	5,129,494
Coherent, Inc.*	4,100	343,888

Issuer	Shares	Value
Technology — continued		
Compaq Computer Corp.	12,000	$ 306,750
Computer Associates International, Inc.	300	15,356
Computer Sciences Corp.*	2,400	179,250
Dell Computer Corp.*	8,200	404,363
E.piphany, Inc.*	4,000	428,750
EMC Corp.*	50,400	3,877,650
Emulex Corp.*	5,200	341,575
Entrust Technologies, Inc.*	7,400	612,350
Ericsson LM, ADR (Sweden)	56,900	1,138,000
Extreme Networks, Inc.*	3,200	337,600
Flextronics International Ltd.*	19,200	1,318,800
Foundry Networks, Inc.*	2,900	319,000
General Electric Co.	21,400	1,134,200
Global Crossing Ltd. (Bermuda)*	25,500	670,969
I2 Technologies, Inc.*	3,900	406,636
Integrated Device Technology, Inc.**	5,100	305,363
Intel Corp.	47,000	6,283,312
Internet Commerce Corp.*	3,800	55,100
Jabil Circuit, Inc.*	2,800	138,950
JDS Uniphase Corp.*	12,042	1,443,535
Juniper Networks, Inc.*	13,300	1,935,981
Lam Research Corp.*	3,700	138,750
Lightspan, Inc.*	360	1,980
LSI Logic Corp.*	27,700	1,499,262
Lucent Technologies, Inc.	1,900	112,575
Macromedia, Inc.*	2,200	212,713
Mercury Interactive Corp.*	5,600	541,800
Metromedia Fiber Network, Inc., "A"*	69,920	2,774,950
Micron Technology, Inc.*	86,100	7,582,181
Microsoft Corp.*	20,100	1,608,000
Mobility Electronics, Inc.*	4,490	58,370
Motorola, Inc.	2,800	81,375
National Semiconductor Corp.*	24,100	1,367,675
New Focus, Inc.*	160	13,140
Nokia Corp., ADR (Finland)	22,900	1,143,569
Novellus Systems, Inc.*	500	28,281
Oracle Corp.*	46,800	3,934,125
PMC-Sierra, Inc.*	5,600	995,050
Sanmina Corp.*	12,300	1,051,650
SAP AG, ADR (Germany)	400	18,775
SDL, Inc.*	3,700	1,055,194
Seagate Technology, Inc.*	5,500	302,500
Siebel Systems, Inc.*	9,200	1,504,775
Solectron Corp.*	600	25,125
Stanford Microdevices, Inc.*	2,900	125,969
StorageNetworks, Inc.*	360	32,490
Sun Microsystems, Inc.*	32,980	2,999,119
Sycamore Networks, Inc.*	15,500	1,710,812
Tektronix, Inc.	1,600	118,400
Teradyne, Inc.*	6,800	499,800
Texas Instruments, Inc.	2,400	164,850
TIBCO Software, Inc.*	6,500	697,023
VeriSign, Inc.*	24,882	4,391,673
VERITAS Software Corp.*	21,500	2,429,836
Waters Corp.*	10,800	1,347,975
Xilinx, Inc.*	46,900	3,872,181
		$ 85,208,141
Utilities and Communications — 23.4%		
ADC Telecommunications, Inc. *	37,547	$ 3,149,255
AES Corp.*	54,600	2,491,125
Aether Systems, Inc.*	1,800	369,000
Alcatel Alsthom Compagnie, ADR (France)	16,600	1,103,900
Allegiance Telecom, Inc.*	3,700	236,800
AT&T Corp., "A"*	39,100	948,175

Stocks — continued

Issuer	Shares	Value
Utilities and Communications — continued		
Audio Codes Ltd. (Israel)*	1,900	$ 228,000
Calpine Corp.*	38,700	2,544,525
CIENA Corp.*	25,100	4,183,856
Coastal Corp.	20,400	1,241,850
Comverse Technology, Inc.*	13,100	1,218,300
Conductus, Inc.*	15,400	304,150
Corning, Inc.	23,100	6,234,112
Digital Ligtware, Inc.*	6,300	633,544
Dynegy, Inc.	6,100	416,706
Enron Corp.	4,800	309,600
Harris Corp.	3,600	117,900
Intermedia Communications, Inc.*	200	5,950
Linear Technology Corp.	20,700	1,323,506
Marvell Technology Group Ltd.*	200	11,400
McLeodUSA, Inc., "A"*	4,500	93,094
MGC Communications, Inc.*	6,600	395,588
MRV Communications, Inc.*	19,000	1,277,750
NEXTEL Communications, Inc.*	8,700	532,331
Nextlink Communications, Inc., "A"*	1,200	45,525
Nortel Networks Corp. (Canada)	123,200	8,408,400
ONI Systems Corp.*	320	37,505
Quanta Services, Inc.*	3,800	209,000
Rational Software Corp.*	5,300	492,569
Redback Networks, Inc.*	7,200	1,281,600
Scientific-Atlanta, Inc.	8,900	663,050
Sonera Oyj (Finland)	9,500	433,031
Sprint Corp.	3,600	183,600
Sprint Corp. (PCS Group)*	39,900	2,374,050
Tellabs, Inc.*	24,400	1,669,875
Tollgrade Communications, Inc.*	3,200	424,000
Vodafone AirTouch PLC* (United Kingdom)	296,953	1,199,287
Vodafone AirTouch PLC, ADR (United Kingdom)	13,400	555,262
Voicestream Wireless Corp.*	12,468	1,449,989
WorldCom, Inc.*	41,600	1,908,400
		$ 50,705,560
Total Stocks (Identified Cost, $182,029,423)		$200,414,833

Warrant

	Shares	Value
Acclaim Entertainment, Inc.* (Identified Cost, $0)	3,316	$ 1,969

Short-Term Obligations — 8.1%

	Principal Amount (000 Omitted)	Value
Federal Home Loan Bank, due 7/03/00	$ 3	$ 2,999
General Electric Capital Corp., due 7/03/00	5,000	4,998,069
Morgan Stanley Dean Witter, due 7/05/00	6,625	6,619,958
Salomon Smith Barney Holdings, Inc., due 7/03/00	6,000	5,997,733
Total Short-Term Obligations, at Amortized Cost		$ 17,618,759
Total Investments (Identified Cost, $199,648,182)		218,035,561
Other Assets, Less Liabilities — (0.8%)		(1,745,979)
Net Assets — 100.0%		$216,289,582

See portfolio footnotes and notes to financial statements.

Issuer	Principal Amount (000 Omitted)	Value
American Express Credit Corp., due 8/17/00	$ 3,000	$ 2,974,424
American General Corp., due 8/28/00	4,000	3,957,144
Associates Corp. of North America, due 7/03/00	3,500	3,498,658
AT&T Corp., due 7/10/00	4,000	3,993,440
Bell Atlantic Financial Services, due 8/16/00	3,500	3,470,707
Bellsouth Telecomm, Inc., due 7/26/00	231	229,948
Campbell Soup Co., due 9/15/00	3,500	3,451,603
Caterpillar Financial Services, due 9/28/00	3,000	2,951,273
Du Pont (E.I.) de Nemours & Co., Inc., due 8/18/00	3,000	2,973,800
Duke Power Co., due 7/18/00	3,000	2,990,792
Ford Motor Credit Corp., due 8/15/00	3,000	2,975,550
Gannett, Inc., due 7/13/00	4,000	3,991,347
General Electric Capital Corp., due 8/21/00	3,500	3,467,572
General Mills, Inc., due 7/20/00	3,500	3,487,901
Goldman Sachs Group LP, due 8/08/00	3,500	3,475,764
Halliburton Corp., due 9/18/00	3,600	3,548,176
Kellogg Co., due 8/09/00	3,500	3,475,278
Merrill Lynch & Co., Inc., due 8/11/00	3,500	3,473,931
Metropolitan Life Funding, Inc., due 8/03/00	3,000	2,981,987
Morgan Stanley Dean Witter, due 7/07/00	5,000	4,994,608
Motorola, Inc., due 8/25/00	3,500	3,465,083
Pitney Bowes Credit Corp., due 7/05/00	4,000	3,997,098
Salomon Smith Barney Holdings, Inc., due 8/10/00	3,500	3,474,489
Total Commercial Paper, at Amortized Cost and Value		$77,300,573

U.S. Government and Agency Obligations — 20.6%

	Principal Amount (000 Omitted)	Value
Federal Home Loan Bank, due 7/03/00	$ 7,950	$ 7,947,113
Federal National Mortgage Assn., due 7/19/00 – 8/23/00	12,000	11,918,361
Total U.S. Government and Agency Obligations, at Amortized Cost and Value		$19,865,474
Total Investments, at Amortized Cost and Value		$97,166,047
Other Assets, Less Liabilities — (0.5%)		(435,372)
Net Assets — 100.0%		$96,730,675

See portfolio footnotes and notes to financial statements.

Portfolio of Investments (Unaudited) — continued

Total Return Variable Account

Stocks — 57.3%

Issuer	Shares	Value
U.S. Stocks — 49.5%		
Aerospace — 2.1%		
Boeing Co.	37,500	$1,567,969
Honeywell International, Inc.	21,100	710,806
TRW, Inc.	37,300	1,617,887
United Technologies Corp.	19,900	1,171,613
		$5,068,275
Automotive — 0.7%		
Delphi Automotive Systems Corp.	87,200	$1,269,850
Ford Motor Co.	9,800	421,400
Visteon Corp.*	1,283	15,556
		$1,706,806
Banks and Credit Companies — 1.6%		
Bank America Corp.	31,000	$1,333,000
Bank of New York Co., Inc.	13,500	627,750
Bank One Corp.	5,700	151,406
PNC Bank Corp.	35,000	1,640,625
		$3,752,781
Biotechnology — 1.9%		
Abbott Laboratories, Inc.	52,400	$2,335,075
Pharmacia Corp.	43,209	2,233,365
		$4,568,440
Business Machines — 0.3%		
Hewlett-Packard Co.	1,000	$ 124,875
International Business Machines Corp.	3,000	328,688
Xerox Corp.	17,800	369,350
		$ 822,913
Business Services — 0.5%		
Automatic Data Processing, Inc.	18,900	$1,012,331
United Parcel Service, Inc.	4,590	270,810
		$1,283,141
Cellular Telephones — 0.9%		
Motorola, Inc.	32,700	$ 950,344
Telephone & Data Systems, Inc.	12,000	1,203,000
		$2,153,344
Chemicals — 1.2%		
Air Products & Chemicals, Inc.	30,200	$ 930,538
Rohm & Haas Co.	59,600	2,056,200
		$2,986,738
Computer Software — Personal Computers — 0.3%		
Microsoft Corp.*	8,000	$ 640,000
Conglomerates — 0.2%		
Eastern Enterprises Co.	6,500	$ 409,500
Tyco International Ltd.	3,720	176,235
		$ 585,735
Consumer Goods and Services — 0.4%		
Fortune Brands, Inc.	15,000	$ 345,938
Kimberly-Clark Corp.	10,100	579,487
		$ 925,425
Electrical Equipment — 1.5%		
Emerson Electric Co.	57,900	$3,495,713
General Electric Co.	2,000	106,000
		$3,601,713
Electronics		
Agilent Technologies, Inc.*	381	$ 28,099
Energy — 1.1%		
Devon Energy Corp.	40,100	$2,253,119
Sierra Pacific Resources Co.	25,856	324,816
		$2,577,935

Issuer	Shares	Value
Entertainment — 1.2%		
Disney (Walt) Co.	3,300	$ 128,081
Harrah's Entertainment, Inc.*	48,000	1,005,000
Time Warner, Inc.	17,500	1,330,000
Viacom, Inc., "B"*	7,595	517,884
		$ 2,980,965
Financial Institutions — 2.1%		
Citigroup, Inc.	31,200	$ 1,879,800
Edwards (A.G.), Inc.	33,200	1,294,800
Freddie Mac Corp.	18,900	765,450
Merrill Lynch & Co., Inc.	9,000	1,035,000
		$ 4,975,050
Financial Services — 1.9%		
AXA Financial, Inc.	64,200	$ 2,182,800
Mellon Financial Corp.	64,800	2,361,150
		$ 4,543,950
Food and Beverage Products — 1.7%		
Archer-Daniels-Midland Co.	74,454	$ 730,580
General Mills, Inc.	22,300	852,975
Hershey Foods Corp.	7,800	378,300
McCormick & Co., Inc.	8,900	289,250
Quaker Oats Co.	23,700	1,780,462
		$ 4,031,567
Forest and Paper Products — 0.2%		
Bowater, Inc.	10,600	$ 467,725
Gas — 0.4%		
Sunoco, Inc.	30,500	$ 897,844
Healthcare — 0.2%		
HCA Healthcare Co.*	15,000	$ 455,625
Insurance — 5.9%		
Allstate Corp.	12,200	$ 271,450
American International Group, Inc.	1,325	155,688
Chubb Corp.	10,000	615,000
CIGNA Corp.	9,600	897,600
Hartford Financial Services Group, Inc.	68,600	3,837,312
Jefferson Pilot Corp.	11,750	663,141
Lincoln National Corp.	56,800	2,051,900
Marsh & McLennan Cos., Inc.	21,600	2,255,850
MetLife, Inc.*	26,640	561,105
ReliaStar Financial Corp.	13,800	723,637
St. Paul Cos., Inc.	67,600	2,306,850
		$ 14,339,533
Machinery — 1.3%		
Deere & Co., Inc.	51,100	$ 1,890,700
Ingersoll Rand Co.	22,900	921,725
W.W. Grainger, Inc.	14,700	452,944
		$ 3,265,369
Medical and Health Products — 1.6%		
American Home Products Corp.	36,000	$ 2,115,000
Baxter International, Inc.	4,100	288,281
Bristol-Myers Squibb Co.	27,200	1,584,400
		$ 3,987,681
Metals and Minerals — 0.1%		
Alcoa, Inc.	10,600	$ 307,400
Oil Services — 2.8%		
Halliburton Co.	65,400	$ 3,086,063
Noble Drilling Corp.*	91,100	3,752,181
		$ 6,838,244
Oils — 5.3%		
Apache Corp.	21,300	$ 1,252,706
Chevron Corp.	5,500	466,469

Stocks — continued

Issuer	Shares	Value
U.S. Stocks — continued		
Oils — continued		
Coastal Corp.	85,300	$ 5,192,638
Conoco, Inc., "A"	59,000	1,298,000
Exxon Mobil Corp.	47,556	3,733,146
Transocean Sedco Forex, Inc.	16,300	871,031
		$ 12,813,990
Photographic Products		
Eastman Kodak Co.	2,000	$ 119,000
Printing and Publishing — 2.0%		
Gannett Co., Inc.	35,400	$ 2,117,362
New York Times Co.	41,800	1,651,100
Tribune Co.	27,900	976,500
		$ 4,744,962
Railroads — 0.3%		
Burlington Northern Santa Fe Railway Co. .	33,200	$ 761,525
Real Estate Investment Trusts — 0.5%		
Equity Residential Properties Trust	25,500	$ 1,173,000
Restaurants and Lodging — 0.2%		
McDonald's Corp.	11,600	$ 382,075
Supermarkets — 1.3%		
Kroger Co.*	63,100	$ 1,392,144
Safeway, Inc.*	36,700	1,656,087
		$ 3,048,231
Telecommunications — 3.5%		
Alltel Corp.	10,900	$ 675,119
AT&T Corp.	13,201	417,482
Bell Atlantic Corp.	5,000	254,062
GTE Corp.	67,300	4,189,425
SBC Communications, Inc.	58,844	2,545,003
Sprint Corp.	9,900	504,900
		$ 8,585,991
Telecommunications and Cable — 0.3%		
Comcast Corp., "A"*	18,200	$ 737,100
Utilities — Electric — 1.6%		
CMS Energy Corp.	12,500	$ 276,563
CP&L Energy, Inc.*	32,500	1,037,969
Duke Energy Corp.	22,000	1,240,250
Peco Energy Co.	10,000	403,125
Pinnacle West Capital Corp.	26,700	904,462
		$ 3,862,369
Utilities — Gas — 2.4%		
Columbia Energy Group	10,150	$ 666,094
El Paso Energy Corp.	9,000	458,437
National Fuel Gas Co.	37,500	1,828,125
Washington Gas Light Co.	5,100	122,719
Williams Cos., Inc.	63,100	2,630,481
		$ 5,705,856
Total U.S. Stocks		$119,726,397
Foreign Stocks — 7.8%		
France — 0.1%		
Axa (Insurance)	1,000	$ 157,509
Japan — 0.3%		
Nippon Telegraph & Telephone Corp., ADR (Utilities — Telephone)	11,700	$ 799,988
Netherlands — 3.7%		
Akzo Nobel N.V. (Chemicals)	71,830	$ 3,051,317
ING Groep N.V. (Financial Services)*	41,081	2,776,488
Royal Dutch Petroleum Co., ADR (Oils) . .	52,700	3,244,344
		$ 9,072,149

Issuer	Shares	Value
Switzerland — 0.6%		
Nestle S.A. (Food and Beverage Products)	760	$ 1,521,584
United Kingdom — 3.1%		
BP Amoco PLC, ADR (Oils)	73,870	$ 4,178,272
Diageo PLC (Food and Beverage Products)*	176,977	1,587,435
HSBC Holdings PLC (Banks and Credit Cos.)*	104,600	1,195,337
SmithKline-Beecham PLC, ADR (Medical and Health Products)	7,000	456,312
		$ 7,417,356
Total Foreign Stocks		$ 18,968,586
Total Stocks (Identified Cost, $128,221,683)		$138,694,983

Issuer	Principal Amount (000 Omitted)	Value
Bonds — 38.1%		
U.S. Bonds — 38.0%		
Airlines — 0.5%		
Jet Equipment Trust, 9.41s, 2010##	$324	$ 347,516
Jet Equipment Trust, 8.64s, 2012##	221	216,115
Jet Equipment Trust, 11.44s, 2014##	300	331,920
Jet Equipment Trust, 10.69s, 2015##	250	271,740
		$ 1,167,291
Automotive — 1.4%		
DaimlerChrysler, 7.4s, 2005	$725	$ 719,265
DaimlerChrysler, 7.75s, 2003	381	384,082
Ford Credit Auto Owner Trust, 6.2s, 2002	528	525,318
Ford Motor Co., 8.9s, 2032	385	421,021
Ford Motor Credit Co., 6.7s, 2004	195	188,928
Ford Motor Credit Co., 7.75s, 2007	406	402,533
Ford Motor Credit Co., 5.8s, 2009	142	123,538
Ford Motor Credit Co., 7.875s, 2010	435	434,922
General Motors Corp., 9.4s, 2021	187	213,096
		$ 3,412,703
Banks and Credit Companies — 1.6%		
Beaver Valley Funding Corp. II, 9s, 2017	$752	$ 766,867
Capital One Financial Corp., 7.25s, 2003.	400	390,554
Colonial Capital II, 8.92s, 2027	235	196,662
Midamerican Funding LLC, 5.85s, 2001 .	455	450,071
Midamerican Funding LLC, 6.927s, 2029.	546	454,415
Midland Cogeneration Venture Corp., 10.33s, 2002	247	251,960
Midland Funding Corp., 10.33s, 2002 . . .	35	35,478
Midland Funding Corp. II, "A", 11.75s, 2005	540	604,487
Socgen Real Estate Co., 7.64s, 2049## .	170	155,586
State Street Corp., 7.65s, 2010	127	126,776
Washington Mutual Capital I, 8.375s, 2027	401	355,543
		$ 3,788,399
Conglomerates — 0.2%		
Eaton Corp., 6.95s, 2004	$190	$ 185,927
News America Holdings, Inc., 6.625s, 2008	34	31,174
News America Holdings, Inc., 6.703s, 2034	215	204,590
		$ 421,691
Corporate Asset Backed — 4.4%		
American Airlines Pass-Through Trust, 6.855s, 2009	$257	$ 251,211
Banamex Credit Card Merchant Voucher, 6.25s, 2003##	366	357,647

Portfolio of Investments (Unaudited) — continued

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
Corporate Asset Backed — continued		
BCF LLC, 7.75s, 2026##	$ 94	$ 50,843
Bear Stearns Commercial Mortgage Securities, Inc., 6.8s, 2008	489	478,658
Beneficial Home Equity Loan Trust, 6.731s, 2037	868	863,719
Chase Commercial Mortgage Securities Corp., 6.39s, 2008	369	344,877
Chase Commercial Mortgage Securities Corp., 7.543s, 2009	138	137,997
Commerce 2000, 6.93s, 2011	444	444,000
Commerce 2000, 6.95s, 2011	303	303,129
Contimortgage Home Equity, 6.13s, 2013. .	577	572,628
Continental Airlines Pass-Through Trust, Inc., 9.5s, 2013	133	135,073
Continental Airlines Pass-Through Trust, Inc., 6.648s, 2017	765	691,895
Continental Airlines Pass-Through Trust, Inc., 6.545s, 2019	114	102,611
Criimi Mae Commercial Mortgage Trust, 7s, 2011	320	277,600
Criimi Mae Corp., 6.701s, 2008	190	170,228
CWMBS, Inc. Pass-Through Trust, 8s, 2030	756	751,984
GS Mortgage Securities Corp. II, 6.06s, 2030	755	721,774
Northwest Airlines Pass-Through Trust, 8.072s, 2019	308	309,127
Northwest Airlines, Inc., 6.81s, 2020	135	122,372
Residential Accredit Loans, Inc., 6.75s, 2028	1,015	955,684
Residential Accredit Loans, Inc., 7s, 2028	500	471,071
Time Warner Pass-Through Asset Trust, 6.1s, 2001##	2,169	2,127,594
		$ 10,641,722
Electrical Equipment — 0.2%		
American Tower Corp., 5s, 2010	$ 480	$ 486,000
Entertainment — 0.9%		
Hearst Argyle Television, Inc., 7.5s, 2027.	$ 477	$ 402,393
Time Warner Entertainment Co. LP, 8.375s, 2033	316	318,575
Time Warner, Inc., 10.15s, 2012	809	928,440
Time Warner, Inc., 9.15s, 2023	247	268,178
Time Warner, Inc., 6.625s, 2029	188	155,181
		$ 2,072,767
Finance — 0.1%		
Countrywide Funding Corp., 6.25s, 2009.	$ 300	$ 261,732
Financial Institutions — 2.7%		
Associates Corp., 5.75s, 2003	$ 593	$ 563,439
Associates Corp., 5.5s, 2004	1,238	1,149,520
AT&T Capital Corp., 6.25s, 2001	189	186,808
General Motors Acceptance Corp., 6.75s, 2002	544	534,747
General Motors Acceptance Corp., 5.95s, 2003	310	298,443
General Motors Acceptance Corp., 7.625s, 2004	866	867,827
Goldman Sachs Group LP, 5.9s, 2003 . . .	590	567,822
GS Escrow Corp., 6.75s, 2001	1,030	1,000,629
Salton Sea Funding Corp., 7.37s, 2005 . .	305	292,724
Salton Sea Funding Corp., 7.84s, 2010 . .	400	390,560
Salton Sea Funding Corp., 8.3s, 2011 . . .	157	157,546
Sunamerica Institutional, 5.75s, 2009	441	384,636

Issuer	Principal Amount (000 Omitted)	Value
Financial Institutions — continued		
United Companies Financial Corp., 7.7s, 2004	$ 200	$ 69,500
		$ 6,464,201
Financial Services — 2.2%		
AIG Sunamerica Global Financing II, 7.6s, 2005	$ 444	$ 448,635
AIG Sunamerica Global Financing I, 7.4s, 2003	602	603,403
Deere (John) Capital Corp., 7s, 2002 . . .	273	271,206
General Electric Capital Corp., 7.5s, 2005	536	541,499
General Electric Capital Corp., 8.7s, 2007	110	118,315
General Electric Capital Corp., 8.75s, 2007	130	141,032
General Electric Capital Corp., 8.85s, 2007	199	216,514
General Electric Capital Corp., 7.375s, 2010	377	381,547
Morgan (JP) Commercial Mortgage Finance Corp., 6.613s, 2030	175	166,285
Morgan (JP) Commercial Mortgage Finance Corp., 6.903s, 2010	255	255,170
Morgan Stanley Dean Witter, 7.75s, 2005.	291	293,011
Sprint Capital Corp., 6.5s, 2001	751	741,350
Sprint Capital Corp., 5.875s, 2004	994	933,137
Sprint Capital Corp., 6.9s, 2019	124	110,256
		$ 5,221,360
Food and Beverage Products — 0.9%		
Nabisco, Inc., 6.375s, 2035	$ 290	$ 259,286
Seagram (Joseph E) & Sons, Inc., 5.79s, 2001	573	564,949
Seagram (Joseph E) & Sons, Inc., 6.4s, 2003	985	942,783
Seagram (Joseph E) & Sons, Inc., 7.5s, 2018	488	466,811
		$ 2,233,829
Forest and Paper Products — 0.5%		
Georgia-Pacific Corp., 9.95s, 2002	$ 130	$ 134,597
Georgia-Pacific Corp., 9.875s, 2021	1,150	1,206,718
		$ 1,341,315
Housing — 0.1%		
Residential Funding Mortgage Securities, Inc., 7.66s, 2012	$ 150	$ 149,660
Insurance — 0.8%		
Aflac, Inc., 6.5s, 2009	$1,053	$ 952,934
Atlantic Mutual Insurance Co., 8.15s, 2028	620	488,690
Providian Capital I, 9.525s, 2027	755	592,388
		$ 2,034,012
Oil Services — 0.3%		
Phillips Petroleum Co., 8.5s, 2005	$ 279	$ 288,229
Ultramar Diamond Shamrock Corp., 7.2s, 2017	395	345,574
		$ 633,803
Oils		
Occidental Petroleum Corp., 6.4s, 2003 .	$ 54	$ 52,152
Printing and Publishing		
News America Holdings, Inc., 7.3s, 2028	$ 76	$ 64,887

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
Railroads — 0.2%		
Union Pacific Corp., 5.78s, 2001	$ 195	$ 190,486
Union Pacific Corp., 6.34s, 2003	365	$ 349,969
		$ 540,455
Retail — 0.2%		
Federated Department Stores, Inc., 6.3s, 2009	$ 605	$ 531,614
Telecommunications — 0.6%		
TCI Communications Financing III, 9.65s, 2027	$1,143	$ 1,262,787
Telecomunicaciones de Puerto Rico, Inc., 6.65s, 2006	270	255,499
		$ 1,518,286
Telecommunications and Cable — 0.1%		
Belo Ah Corp., 7.75s, 2027	$ 226	$ 191,528
U.S. Federal Agencies — 6.7%		
Federal Home Loan Bank — 2.2%		
Federal Home Loan Bank, 5.7s, 2009 . . .	$4,000	$ 3,643,760
Federal Home Loan Bank, 6.5s, 2028 . . .	1,718	1,621,920
		$ 5,265,680
Federal National Mortgage Association — 4.5%		
FNMA, 5.722s, 2009	$ 830	$ 744,147
FNMA, 6.5s, 2027 – 2028	5,170	4,874,463
FNMA, 6.625s, 2009	345	333,301
FNMA, 7s, 2029 – 2030	3,483	3,362,551
FNMA, 7.25s, 2010	1,679	1,695,908
		$11,010,370
Total U.S. Federal Agencies		$16,276,050
U.S. Government Guaranteed — 8.4%		
Government National Mortgage Association — 3.1%		
GNMA, 7s, 2028 – 2028	$2,160	$ 2,099,979
GNMA, 7.5s, 2023 – 2026	2,689	2,672,853
GNMA, 8s, 2025 – 2030	2,706	2,739,107
		$ 7,511,939
U.S. Treasury Obligations — 5.3%		
U.S. Treasury Bonds, 6.125s, 2029	$6,057	$ 6,117,570
U.S. Treasury Notes, 4.25s, 2010	2,544	2,580,405
U.S. Treasury Notes, 6.5s, 2010	3,916	4,050,006
		$12,747,981
Total U.S. Government Guaranteed		$20,259,920
Utilities — Electric — 3.9%		
CalEnergy Co., Inc., 7.23s, 2005	$ 5	$ 4,862
CE Generation LLC, 7.416s, 2018	183	163,503
Cleveland Electric Illuminating Co., 7.67s, 2004	717	706,496
Cleveland Electric Illuminating Co., 7.88s, 2017	427	401,811
Cleveland Electric Illuminating Co., 9s, 2023	321	324,547
CMS Energy Corp., 8.375s, 2003	210	203,016
CMS Energy Corp., 8s, 2011	330	324,957
Commonwealth Edison Company, 8.5s, 2022	571	568,054
Connecticut Light & Power Co., 7.875s, 2001	56	56,180
Connecticut Light & Power Co., 8.59s, 2003	600	595,824
Connecticut Light & Power Co., 7.875s, 2024	500	499,840
Entergy Mississippi, Inc., 6.2s, 2004	256	242,798
GGIB Funding Corp., 7.43s, 2011	163	155,138

Issuer	Principal Amount (000 Omitted)	Value
Utilities — Electric — continued		
Gulf States Utilities Co., 8.25s, 2004	$128	$ 129,123
Illinois Power Special Purpose Trust, 5.26s, 2003	191	188,343
Niagara Mohawk Power Corp., 7.25s, 2002	333	329,491
Niagara Mohawk Power Corp., 7.375s, 2003	78	76,910
Niagara Mohawk Power Corp., 7.75s, 2006	782	779,678
Niagara Mohawk Power Corp., 8.77s, 2018	590	607,735
Niagara Mohawk Power Corp., 8.5s, 2023	285	283,512
North Atlantic Energy, 9.05s, 2002	112	112,820
Northeast Utilities, 8.58s, 2006	320	322,005
NRG Energy South Central, 8.962s, 2016	279	279,977
NRG Energy, Inc., 1s, 2005	190	190,259
PP&L, Inc., 6.125s, 2001	500	494,820
Texas Utilities Co., 5.94s, 2001	218	213,304
Toledo Edison Co., 7.875s, 2004	500	488,440
TXU Eastern Funding Co., 6.15s, 2002 . .	165	159,870
Utilicorp United, Inc., 7s, 2004	152	145,180
Waterford 3 Funding Entergy Corp., 8.09s, 2017	519	493,022
		$ 9,541,515
Utilities — Gas — 0.9%		
Coastal Corp., 6.2s, 2004	$699	$ 666,539
Coastal Corp., 7.75s, 2010	571	567,157
Enron Corp., 7.875s, 2003	199	200,208
Tennessee Gas Pipeline Co., 7.625s, 2037	260	242,725
Texas Gas Transmission Corp., 7.25s, 2027	400	367,648
Williams Gas Pipelines Central, Inc., 7.375s, 2006	163	158,684
		$ 2,202,961
Utilities — Telephone — 0.2%		
U.S. West Communications, Inc., 7.625s, 2003	$429	$ 427,859
Total U.S. Bonds		$ 91,937,712
Foreign Bonds — 0.1%		
Canada — 0.1%		
AT&T Canada, Inc., 0s to 2003, 9.95s to 2008, 1s, 2008 (Telecommunications) . .	$ 94	$ 76,245
Gulf Canada Resources Ltd., 9.25s, 2004 (Oils)	260	261,090
		$ 337,335
Total Foreign Bonds		$ 337,335
Total Bonds (Identified Cost, $94,861,855)		$ 92,275,047

Convertible Preferred Stock — 1.5%

Issuer	Shares	Value
Containers — 0.1%		
Owens-Illinois, Inc., 4.75%	8,200	$ 182,450
Insurance — 0.4%		
Lincoln National Corp., 7.75%	53,900	$1,091,475
Utilities — Electric — 0.7%		
CMS Energy Corp., 8.75%	27,100	$ 758,800
NiSource, Inc., 7.75%	10,000	395,625
TXU Corp., 9.25%	13,900	540,362
		$1,694,787
Utilities — Gas — 0.3%		
El Paso Energy Capital Trust I, 4.75%	12,000	$ 772,500
Total Convertible Preferred Stock (Identified Cost, $4,506,100)		$3,741,212

Convertible Bond — 0.7%

Issuer	Principal Amount (000 Omitted)	Value
Business Machines — 0.1%		
Xerox Corp., 0s, 2018	$ 520	$ 270,400
Conglomerates — 0.6%		
Loews Corp., 3.125s, 2007	$1,660	$1,381,950
Total Convertible Bond (Identified Cost, $1,737,864)		$1,652,350

Issuer	Shares	Value
Rights — 0.2%		
CVS Corp., (Identified Cost, $588,454). . .	8,000	$ 566,500

Short Term Obligations — 1.4%

Issuer	Principal Amount (000 Omitted)	Value
Federal Home Loan Bank, due 7/03/00 . .	$ 3	$ 2,999
General Electric Capital Corp., due 7/03/00.	3,400	3,398,687
Total Short-Term Obligations, at Amortized Cost . . .		$ 3,401,686
Total Investments (Identified Cost, $233,317,642)		$240,331,778
Other Assets, Less Liabilities — 0.8%		1,874,158
Net Assets — 100.0%		$242,205,936

See portfolio footnotes and notes to financial statements.

Portfolio Footnotes:

  * Non-income producing security.
 ** Non-income producing security-in default.
  # Payment-in-kind security.
SEC Rule 144A restriction.
  † Restricted security.
  ‡ Security valued by or at the direction of Trustees.

Abbreviations have been used throughout this report to indicate amounts shown in currencies other than the U.S. dollar. A list of abbreviations is shown below.

AUD	= Australian Dollars	GBP	= British Pounds
BRL	= Brazilian Real	GRD	= Greek Drachma
CAD	= Canadian Dollars	JPY	= Japanese Yen
DKK	= Danish Kroner	NZD	= New Zealand Dollars
EUR	= Euro	SEK	= Swedish Krona
		VEB	= Venezuelan Bolivar

Statements of Assets and Liabilities (Unaudited) — June 30, 2000
(000 Omitted)

	Capital Appreciation Variable Account	Global Governments Variable Account	Government Securities Variable Account	High Yield Variable Account	Managed Sectors Variable Account	Money Market Variable Account	Total Return Variable Account
Assets:							
Investments —							
Investments cost	$692,868	$12,873	$140,481	$157,081	$199,648	$97,166	$233,318
Unrealized appreciation (depreciation)	158,879	(129)	(2,055)	(13,855)	18,387	—	7,014
Total investments, at value	$851,747	$12,744	$138,426	$143,226	$218,035	$97,166	$240,332
Cash	—	1	—	—	3	7	75
Net receivable for forward foreign currency exchange contracts to purchase	—	11	—	—	—	—	—
Receivable for units sold	489	—	58	—	—	94	54
Receivable for investments sold	18,990	96	6	650	9,321	—	1,516
Interest and dividends receivable	202	229	1,401	2,916	56	—	1,726
Receivable from sponsor	—	—	—	62	—	—	608
Other assets	8	—	2	3	1	29	6
Total assets	$871,436	$13,081	$139,893	$146,857	$227,416	$97,296	$244,317
Liabilities:							
Cash overdraft	$ —	$ —	$ —	$ —	$ 13	$ —	$ 7
Payable to Custodian	3,212	—	—	500	—	—	—
Net payable for forward foreign currency exchange contracts closed or subject to master netting agreements	—	1	—	—	—	—	—
Net payable for forward foreign currency exchange contracts to sell	—	14	—	—	—	—	—
Payable for investments purchased	5,586	410	—	1,490	10,769	—	1,956
Payable for units surrendered	934	1	186	35	94	122	91
Written options outstanding, at value (premiums received $35)	—	20	—	—	—	—	—
Payable to affiliates —							
Investment adviser	16	—	2	3	4	1	5
Sponsor	1,482	6	297	—	190	411	—
Accrued expenses and other liabilities	112	24	44	55	56	31	52
Total liabilities	$ 11,342	$ 476	$ 529	$ 2,083	$ 11,126	$ 565	$ 2,111
Net assets	$860,094	$12,605	$139,364	$144,774	$216,290	$96,731	$242,206

See notes to financial statements.

Statements of Assets and Liabilities (Unaudited) — June 30, 2000 — continued

(000 Omitted except for unit values)

	Unit	Unit Value	Capital Appreciation Variable Account	Global Governments Variable Account	Government Securities Variable Account	High Yield Variable Account	Managed Sectors Variable Account	Money Market Variable Account	Total Return Variable Account
Net assets applicable to contract owners:									
Capital Appreciation									
Variable Account —									
Compass 2	6,052	$97.4495	$589,659						
Compass 3	1,554	64.5423	100,281						
Compass 3 – Level 2	6,005	26.6868	160,242						
Global Governments									
Variable Account —									
Compass 2	169	$19.1565		$ 3,232					
Compass 3	139	18.8040		2,611					
Compass 3 – Level 2	607	10.9567		6,656					
Government Securities									
Variable Account —									
Compass 2	3,650	$29.4919			$107,628				
Compass 3	509	20.6931			10,527				
Compass 3 – Level 2	1,548	12.0376			18,631				
High Yield									
Variable Account —									
Compass 2	2,914	$33.5810				$ 97,833			
Compass 3	396	24.7843				9,808			
Compass 3 – Level 2	2,634	13.1768				34,710			
Managed Sectors									
Variable Account —									
Compass 2	737	$85.6214					$ 63,111		
Compass 3	679	84.6420					57,512		
Compass 3 – Level 2	3,485	27.2488					94,965		
Money Market									
Variable Account —									
Compass 2	3,576	$19.3939						$69,295	
Compass 3	496	15.9575						7,895	
Compass 3 – Level 2	1,571	11.8823						18,655	
Total Return									
Variable Account —									
Compass 2	2,413	$34.4289							$ 83,053
Compass 3	1,608	33.7971							54,316
Compass 3 – Level 2	6,269	16.2315							101,768
Net assets applicable to owners of deferred contracts			850,182	12,499	136,786	142,351	215,588	95,845	239,137
Reserve for variable annuities —									
Compass 2 Contracts			8,846	63	2,400	2,367	368	819	2,610
Compass 3 Contracts			85	37	68	4	—	—	57
Compass 3 – Level 2 Contracts			981	6	110	52	334	67	402
Net assets			$860,094	$12,605	$139,364	$144,774	$216,290	$96,731	$242,206

See notes to financial statements.

Statements of Operations (Unaudited) — Six Months Ended June 30, 2000
(000 Omitted)

	Capital Appreciation Variable Account	Global Governments Variable Account	Government Securities Variable Account	High Yield Variable Account	Managed Sectors Variable Account	Money Market Variable Account	Total Return Variable Account
Net investment income (loss):							
Income —							
Interest	$ 392	$ 398	$5,412	$ 6,845	$ 565	$3,725	$ 3,642
Dividends	4,639	—	—	66	265	—	1,620
Total investment income	$ 5,031	$ 398	$5,412	$ 6,911	$ 830	$3,725	$ 5,262
Expenses —							
Mortality and expense risk charges	$ 5,339	$ 82	$ 931	$ 799	$ 1,437	$ 780	$ 1,529
Management fee	2,979	50	409	477	874	311	936
Boards of Managers fees	8	—	2	1	2	1	3
Distribution fee	77	2	9	7	50	8	44
Administrative fee	69	1	12	9	19	10	20
Custodian fee	172	8	25	25	61	24	50
Printing	23	1	10	12	11	8	9
Auditing fees	15	19	17	19	14	10	19
Legal fees	1	—	—	1	—	—	—
Miscellaneous	52	—	—	17	15	4	1
Total expenses	$ 8,735	$ 163	$1,415	$ 1,367	$ 2,483	$1,156	$ 2,611
Fees paid indirectly	(61)	—	(5)	(4)	(19)	(3)	(1)
Net expenses	$ 8,674	$ 163	$1,410	$ 1,363	$ 2,464	$1,153	$ 2,610
Net investment income (loss)	$ (3,643)	$ 235	$4,002	$ 5,548	$ (1,634)	$2,572	$ 2,652
Realized and unrealized gain (loss) on investments:							
Realized gain (loss) (identified cost basis) —							
Investment transactions	$ 198,263	$(830)	$ (666)	$ (388)	$ 52,412	$ —	$ 4,535
Written option transactions	—	93	—	—	—	—	—
Foreign currency transactions	27	(207)	—	50	12	—	3
Net realized gain (loss) on investments and foreign currency transactions	$ 198,290	$(944)	$ (666)	$ (338)	$ 52,424	$ —	$ 4,538
Change in unrealized appreciation (depreciation):							
Investments	$(149,198)	$ 521	$1,730	$(5,102)	$(69,968)	$ —	$(3,207)
Written options	—	(35)	—	—	—	—	—
Translation of assets and liabilities in foreign currencies	—	(30)	—	(5)	(5)	—	3
Net unrealized gain (loss) on investments and foreign currency translation	$(149,198)	$ 456	$1,730	$(5,107)	$(69,973)	$ —	$(3,204)
Net realized and unrealized gain (loss) on investments and foreign currency	$ 49,092	$(488)	$1,064	$(5,445)	$(17,549)	$ —	$ 1,334
Increase (decrease) in net assets from operations	$ 45,449	$(253)	$5,066	$ 103	$(19,183)	$2,572	$ 3,986

See notes to financial statements.

Statements of Changes in Net Assets

(000 Omitted)

	Capital Appreciation Variable Account		Global Governments Variable Account		Government Securities Variable Account	
	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31, 1999	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31, 1999	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31, 1999
Increase (decrease) in net assets:						
From operations:						
Net investment income (loss)	$ (3,643)	$ (10,931)	$ 235	$ 528	$ 4,002	$ 8,695
Net realized gain (loss) on investments and foreign currency transactions	198,290	130,239	(944)	(239)	(666)	(1,424)
Net unrealized gain (loss) on investments and foreign currency translation	(149,198)	87,329	456	(1,531)	1,730	(12,570)
Increase (decrease) in net assets from operations.	$ 45,449	$206,637	$ (253)	$ (1,242)	$ 5,066	$ (5,299)
Participant transactions:						
Accumulation activity:						
Purchase payments received	$ 10,201	$ 19,435	$ 325	$ 858	$ 1,348	$ 3,260
Net transfers between variable and fixed accumulation accounts	4,229	(23,279)	(621)	(2,176)	(9,958)	5,805
Withdrawals, surrenders, annuitizations and contract charges	(53,265)	(92,454)	(1,783)	(2,986)	(13,257)	(26,185)
Net accumulation activity	$ (38,835)	$ (96,298)	$ (2,079)	$ (4,304)	$ (21,867)	$ (17,120)
Annuitization activity:						
Annuitizations	$ 1,075	$ 766	$ 11	$ 39	$ 105	$ 278
Annuity payments and contract charges	(685)	(1,105)	(9)	(50)	(215)	(482)
Net transfers among accounts for annuity reserves	28	—	2	(51)	280	—
Adjustments to annuity reserves	(129)	(384)	(11)	31	(124)	29
Net annuitization activity	$ 289	$ (723)	$ (7)	$ (31)	$ 46	$ (175)
Decrease in net assets from participant transactions	$ (38,546)	$ (97,021)	$ (2,086)	$ (4,335)	$ (21,821)	$ (17,295)
Total increase (decrease) in net assets	$ 6,903	$109,616	$ (2,339)	$ (5,577)	$ (16,755)	$ (22,594)
Net assets:						
At beginning of period	853,191	743,575	14,944	20,521	156,119	178,713
At end of period	$ 860,094	$853,191	$12,605	$14,944	$139,364	$156,119

See notes to financial statements.

Statements of Changes in Net Assets — continued
(000 Omitted)

	High Yield Variable Account		Managed Sectors Variable Account	
	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31, 1999	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31, 1999
Increase (decrease) in net assets:				
From operations:				
Net investment income (loss)	$ 5,548	$ 12,068	$ (1,634)	$ (1,908)
Net realized gain (loss) on investments and foreign currency transactions	(338)	(3,849)	52,424	42,843
Net unrealized gain (loss) on investments and foreign currency translation	(5,107)	1,096	(69,973)	63,070
Increase (decrease) in net assets from operations.	$ 103	$ 9,315	$ (19,183)	$104,005
Participant transactions:				
Accumulation activity:				
Purchase payments received	$ 1,527	$ 2,632	$ 4,731	$ 7,734
Net transfers between variable and fixed accumulation accounts	24,343	(7,896)	16,458	13,940
Withdrawals, surrenders, annuitizations and contract charges	(10,484)	(22,130)	(14,373)	(22,020)
Net accumulation activity	$ 15,386	$ (27,394)	$ 6,816	$ (346)
Annuitization activity:				
Annuitizations	$ 85	$ 201	$ 24	$ 125
Annuity payments and contract charges	(202)	(413)	(89)	(157)
Net transfers among accounts for annuity reserves	(53)	53	75	—
Adjustments to annuity reserves	96	(112)	(61)	(137)
Net annuitization activity	$ (74)	$ (271)	$ (51)	$ (169)
Increase (decrease) in net assets from participant transactions	$ 15,312	$ (27,665)	$ 6,765	$ (515)
Total increase (decrease) in net assets	$ 15,415	$ (18,350)	$ (12,418)	$103,490
Net assets:				
At beginning of period	129,359	147,709	228,708	125,218
At end of period	$144,774	$129,359	$216,290	$228,708

See notes to financial statements.

Statements of Changes in Net Assets — continued
(000 Omitted)

	Money Market Variable Account		Total Return Variable Account	
	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31, 1999	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31, 1999
Increase (decrease) in net assets:				
From operations:				
Net investment income	$ 2,572	$ 3,947	$ 2,652	$ 5,739
Net realized gain on investments and foreign currency transactions	—	—	4,538	20,432
Net unrealized loss on investments and foreign currency translation	—	—	(3,204)	(21,745)
Increase in net assets from operations	$ 2,572	$ 3,947	$ 3,986	$ 4,426
Participant transactions:				
Accumulation activity:				
Purchase payments received	$ 2,482	$ 3,675	$ 5,468	$ 12,582
Net transfers between variable and fixed accumulation accounts	(17,484)	19,742	(18,470)	(7,811)
Withdrawals, surrenders, annuitizations and contract charges	(21,426)	(29,454)	(27,849)	(50,581)
Net accumulation activity	$ (36,428)	$ (6,037)	$ (40,851)	$ (45,810)
Annuitization activity:				
Annuitizations	$ 19	$ 326	$ 34	$ 364
Annuity payments and contract charges	(91)	(274)	(199)	(558)
Net transfers among accounts for annuity reserves	(315)	353	(16)	(1)
Adjustments to annuity reserves	(174)	(61)	47	(21)
Net annuitization activity	$ (561)	$ 344	$ (134)	$ (216)
Decrease in net assets from participant transactions	$ (36,989)	$ (5,693)	$ (40,985)	$ (46,026)
Total decrease in net assets	$ (34,417)	$ (1,746)	$ (36,999)	$ (41,600)
Net assets:				
At beginning of period	131,148	132,894	279,205	320,805
At end of period	$ 96,731	$131,148	$242,206	$279,205

See notes to financial statements.

28

Per Unit and Other Data

	Capital Appreciation Variable Account					
	Six Months Ended June 30, 2000 (Unaudited)	Compass 2				
		Year Ended December 31,				
		1999	1998	1997	1996	1995
Per unit data:*						
Net asset value — beginning of period	$92.2421	$70.4257	$55.3902	$45.4107	$37.7151	$28.0107
Investment income	$ 0.5645	$ 0.4013	$ 0.3113	$ 0.3241	$ 0.2861	$ 0.3624
Expenses	0.9702	1.5185	1.2754	1.0741	0.8695	0.6989
Net investment loss	$ (0.4057)	$ (1.1172)	$ (0.9641)	$ (0.7500)	$ (0.5834)	$ (0.3365)
Net realized and unrealized gain on investments and foreign currency transactions	5.6131	22.9336	15.9996	10.7295	8.2790	10.0409
Net increase in unit value	$ 5.2074	$21.8164	$15.0355	$ 9.9795	$ 7.6956	$ 9.7044
Unit value:						
Net asset value — end of period	$97.4495	$92.2421	$70.4257	$55.3902	$45.4107	$37.7151
Ratios (to average net assets):						
Expenses†##	0.78%††	0.76%	0.77%	0.77%	0.78%	0.80%
Net investment loss	(0.43)%††	(1.51)%	(1.55)%	(1.45)%	(1.41)%	(1.02)%
Portfolio turnover	71%	85%	78%	60%	66%	96%
Number of units outstanding at end of period (000 Omitted)	6,052	6,403	7,447	8,173	9,004	10,014

	Capital Appreciation Variable Account					
	Six Months Ended June 30, 2000 (Unaudited)	Compass 3				
		Year Ended December 31,				
		1999	1998	1997	1996	1995
Per unit data:*						
Net asset value — beginning of period	$61.1235	$46.7129	$36.7764	$30.1803	$25.0907	$18.6531
Investment income	$ 0.3534	$ 0.2614	$ 0.2031	$ 0.2107	$ 0.1893	$ 0.2402
Expenses	0.6636	1.0418	0.8753	0.7383	0.6053	0.4847
Net investment loss	$ (0.3102)	$ (0.7804)	$ (0.6722)	$ (0.5276)	$ (0.4160)	$ (0.2445)
Net realized and unrealized gain on investments and foreign currency transactions	3.7290	15.1910	10.6087	7.1237	5.5056	6.6821
Net increase in unit value	$ 3.4188	$14.4106	$ 9.9365	$ 6.5961	$ 5.0896	$ 6.4376
Unit value:						
Net asset value — end of period	$64.5423	$61.1235	$46.7129	$36.7764	$30.1803	$25.0907
Ratios (to average net assets):						
Expenses†##	0.78%††	0.76%	0.77%	0.77%	0.78%	0.80%
Net investment loss	(0.43)%††	(1.51)%	(1.55)%	(1.45)%	(1.41)%	(1.02)%
Portfolio turnover	71%	85%	78%	60%	66%	96%
Number of units outstanding at end of period (000 Omitted)	1,554	1,824	2,452	2,953	3,721	4,272

	Capital Appreciation Variable Account					
	Six Months Ended June 30, 2000 (Unaudited)	Compass 3 – Level 2				Period Ended December 31, 1995#
		Year Ended December 31,				
		1999	1998	1997	1996	
Per unit data:*						
Net asset value — beginning of period	$25.2546	$19.2720	$15.1500	$12.4143	$10.3053	$10.0000
Investment income	$ 0.1580	$ 0.1090	$ 0.0850	$ 0.0914	$ 0.0790	$ 0.0196
Expenses	0.2599	0.4089	0.3421	0.2935	0.2370	0.0517
Net investment loss	$ (0.1019)	$ (0.2999)	$ (0.2571)	$ (0.2021)	$ (0.1580)	$ (0.0321)
Net realized and unrealized gain on investments and foreign currency transactions	1.5341	6.2825	4.3791	2.9378	2.2670	0.3374
Net increase in unit value	$ 1.4322	$ 5.9826	$ 4.1220	$ 2.7357	$ 2.1090	$ 0.3053
Unit value:						
Net asset value — end of period	$26.6868	$25.2546	$19.2720	$15.1500	$12.4143	$10.3053
Ratios (to average net assets):						
Expenses†##	0.78%††	0.76%	0.77%	0.77%	0.78%	0.80%††
Net investment loss	(0.43)%††	(1.51)%	(1.55)%	(1.45)%	(1.41)%	(1.02)%††
Portfolio turnover	71%	85%	78%	60%	66%	96%
Number of units outstanding at end of period (000 Omitted)	6,005	5,632	5,055	3,971	2,494	955

 * Per unit data are based on the average number of units outstanding during each year.
 † Excluding mortality and expense risk charges and distribution expense charges.
†† Annualized.
 # For the period from May 1, 1995, (commencement of Level 2 Units) through December 31, 1995.
Ratios do not reflect expense reductions from directed brokerage and certain expense offset arrangements.

See notes to financial statements.

Per Unit and Other Data — continued

Global Governments Variable Account — Compass 2

	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31, 1999	1998	1997	1996	1995
Per unit data:*						
Net asset value — beginning of period	$19.4589	$20.8302	$18.2798	$18.6786	$18.1095	$15.8337
Investment income	$ 0.5664	$ 1.0947	$ 1.0806	$ 1.1566	$ 1.2469	$ 1.3112
Expenses	0.2297	0.4789	0.4506	0.4192	0.4084	0.3863
Net investment income	$ 0.3367	$ 0.6158	$ 0.6300	$ 0.7374	$ 0.8385	$ 0.9249
Net realized and unrealized gain (loss) on investments and foreign currency transactions	(0.6391)	(1.9871)	1.9204	(1.1362)	(0.2694)	1.3509
Net increase (decrease) in unit value	$ (0.3024)	$ (1.3713)	$ 2.5504	$ (0.3988)	$ 0.5691	$ 2.2758
Unit value:						
Net asset value — end of period	$19.1565	$19.4589	$20.8302	$18.2798	$18.6786	$18.1095
Ratios (to average net assets):						
Expenses†##	1.19%††	1.11%	1.08%	1.05%	1.00%	1.00%
Net investment income	1.76%††	3.07%	3.33%	3.95%	4.54%	5.25%
Portfolio turnover	97%	172%	306%	338%	397%	330%
Number of units outstanding at end of period (000 Omitted)	169	212	296	435	588	824

Global Governments Variable Account — Compass 3

	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31, 1999	1998	1997	1996	1995
Per unit data:*						
Net asset value — beginning of period	$19.1149	$20.4924	$18.0103	$18.4308	$17.8962	$15.6705
Investment income	$ 0.5547	$ 0.9861	$ 1.0464	$ 1.1298	$ 1.2367	$ 1.3045
Expenses	0.2359	0.4427	0.4279	0.4390	0.4322	0.4086
Net investment income	$ 0.3188	$ 0.5434	$ 0.6185	$ 0.6908	$ 0.8045	$ 0.8959
Net realized and unrealized gain (loss) on investments and foreign currency transactions	(0.6297)	(1.9209)	1.8636	(1.1113)	(0.2699)	1.3298
Net increase (decrease) in unit value	$ (0.3109)	$ (1.3775)	$ 2.4821	$ (0.4205)	$ 0.5346	$ 2.2257
Unit value:						
Net asset value — end of period	$18.8040	$19.1149	$20.4924	$18.0103	$18.4308	$17.8962
Ratios (to average net assets):						
Expenses†##	1.19%††	1.11%	1.08%	1.05%	1.00%	1.00%
Net investment income	1.76%††	3.07%	3.33%	3.95%	4.54%	5.25%
Portfolio turnover	97%	172%	306%	338%	397%	330%
Number of units outstanding at end of period (000 Omitted)	139	186	290	500	789	1,021

Global Governments Variable Account — Compass 3 – Level 2

	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31, 1999	1998	1997	1996	Period Ended December 31, 1995#
Per unit data:*						
Net asset value — beginning of period	$11.1296	$11.9139	$10.4553	$10.6836	$10.3582	$10.0000
Investment income	$ 0.3299	$ 1.8262	$ 0.6269	$ 0.6710	$ 0.7308	$ 0.1819
Expenses	0.1336	0.7827	0.2531	0.2440	0.2391	0.0554
Net investment income	$ 0.1963	$ 1.0435	$ 0.3738	$ 0.4270	$ 0.4917	$ 0.1265
Net realized and unrealized gain (loss) on investments and foreign currency transactions	(0.3692)	(1.8278)	1.0848	(0.6553)	(0.1663)	0.2317
Net increase (decrease) in unit value	$ (0.1729)	$ (0.7843)	$ 1.4586	$ (0.2283)	$ 0.3254	$ 0.3582
Unit value:						
Net asset value — end of period	$10.9567	$11.1296	$11.9139	$10.4553	$10.6836	$10.3582
Ratios (to average net assets):						
Expenses†##	1.19%††	1.11%	1.08%	1.05%	1.00%	1.00%††
Net investment income	1.76%††	3.07%	3.33%	3.95%	4.54%	5.25%††
Portfolio turnover	97%	172%	306%	338%	397%	330%
Number of units outstanding at end of period (000 Omitted)	607	641	695	670	563	316

 * Per unit data are based on the average number of units outstanding during each year.
 † Excluding mortality and expense risk charges and distribution expense charges.
†† Annualized.
 # For the period from May 1, 1995, (commencement of Level 2 Units) through December 31, 1995.
Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Per Unit and Other Data — continued

	Government Securities Variable Account					
	Six Months Ended June 30, 2000 (Unaudited)	Compass 2				
		Year Ended December 31,				
		1999	1998	1997	1996	1995
Per unit data:*						
Net asset value — beginning of period	$28.5233	$29.4179	$27.5372	$25.6724	$25.5791	$22.0031
Investment income	$ 1.0737	$ 2.0534	$ 1.8835	$ 1.9396	$ 1.9022	$ 1.7836
Expenses	0.2790	0.5578	0.5450	0.5159	0.4873	0.4564
Net investment income	$ 0.7947	$ 1.4956	$ 1.3385	$ 1.4237	$ 1.4149	$ 1.3272
Net realized and unrealized gain (loss) on investments and foreign currency transactions	0.1739	(2.3902)	0.5422	0.4411	(1.3216)	2.2488
Net increase (decrease) in unit value	$ 0.9686	$ (0.8946)	$ 1.8807	$ 1.8648	$ 0.0933	$ 3.5760
Unit value:						
Net asset value — end of period	$29.4919	$28.5233	$29.4179	$27.5372	$25.6724	$25.5791
Ratios (to average net assets):						
Expenses†##	0.64%††	0.63%	0.62%	0.66%	0.62%	0.63%
Net investment income	2.69%††	5.06%	4.61%	5.31%	5.53%	5.51%
Portfolio turnover	38%	75%	137%	168%	39%	80%
Number of units outstanding at end of period (000 Omitted)	3,650	4,228	4,751	5,613	7,255	8,361

	Government Securities Variable Account					
	Six Months Ended June 30, 2000 (Unaudited)	Compass 3				
		Year Ended December 31,				
		1999	1998	1997	1996	1995
Per unit data:*						
Net asset value — beginning of period	$20.0233	$20.6717	$19.3693	$18.0755	$18.0278	$15.5227
Investment income	$ 0.7326	$ 1.4104	$ 1.3267	$ 1.3696	$ 1.3222	$ 1.2529
Expenses	0.2007	0.4065	0.4061	0.3848	0.3586	0.3385
Net investment income	$ 0.5319	$ 1.0039	$ 0.9206	$ 0.9848	$ 0.9636	$ 0.9144
Net realized and unrealized gain (loss) on investments and foreign currency transactions	0.1379	(1.6523)	0.3818	0.3090	(0.9159)	1.5907
Net increase (decrease) in unit value	$ 0.6698	$ (0.6484)	$ 1.3024	$ 1.2938	$ 0.0477	$ 2.5051
Unit value:						
Net asset value — end of period	$20.6931	$20.0233	$20.6717	$19.3693	$18.0755	$18.0278
Ratios (to average net assets):						
Expenses†##	0.64%††	0.63%	0.62%	0.66%	0.62%	0.63%
Net investment income	2.69%††	5.06%	4.61%	5.31%	5.53%	5.51%
Portfolio turnover	38%	75%	137%	168%	39%	80%
Number of units outstanding at end of period (000 Omitted)	509	701	851	1,129	1,549	1,888

	Government Securities Variable Account					
	Six Months Ended June 30, 2000 (Unaudited)	Compass 3 – Level 2				Period Ended December 31, 1995#
		Year Ended December 31,				
		1999	1998	1997	1996	
Per unit data:*						
Net asset value — beginning of period	$11.6394	$11.9984	$11.2258	$10.4604	$10.4172	$10.0000
Investment income	$ 0.4331	$ 0.8333	$ 0.7608	$ 0.7931	$ 0.7931	$ 0.1868
Expenses	0.1109	0.2227	0.2176	0.2102	0.1966	0.0478
Net investment income	$ 0.3222	$ 0.6106	$ 0.5432	$ 0.5829	$ 0.5965	$ 0.1390
Net realized and unrealized gain (loss) on investments and foreign currency transactions	0.0760	(0.9696)	0.2294	0.1825	(0.5533)	0.2782
Net increase (decrease) in unit value	$ 0.3982	$ (0.3590)	$ 0.7726	$ 0.7654	$ 0.0432	$ 0.4172
Unit value:						
Net asset value — end of period	$12.0376	$11.6394	$11.9984	$11.2258	$10.4604	$10.4172
Ratios (to average net assets):						
Expenses†##	0.64%††	0.63%	0.62%	0.66%	0.62%	0.63%††
Net investment income	2.69%††	5.06%	4.61%	5.31%	5.53%	5.51%††
Portfolio turnover	38%	75%	137%	168%	39%	80%
Number of units outstanding at end of period (000 Omitted)	1,548	1,641	1,532	1,319	1,079	608

 * Per unit data are based on the average number of units outstanding during each year.
 † Excluding mortality and expense risk charges and distribution expense charges.
†† Annualized.
 # For the period from May 1, 1995, (commencement of Level 2 Units) through December 31, 1995.
Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Per Unit and Other Data — continued

	High Yield Variable Account					
	Six Months Ended June 30, 2000 (Unaudited)	Compass 2				
		Year Ended December 31,				
		1999	1998	1997	1996	1995
Per unit data:*						
Net asset value — beginning of period	$33.6297	$31.9732	$32.6450	$29.0656	$26.1493	$22.6776
Investment income	$ 1.8771	$ 3.4237	$ 3.3038	$ 3.0237	$ 2.7199	$ 2.5137
Expenses	0.3689	0.7284	0.7062	0.6627	0.6035	0.5356
Net investment income	$ 1.5082	$ 2.6953	$ 2.5976	$ 2.3610	$ 2.1164	$ 1.9781
Net realized and unrealized gain (loss) on investments and foreign currency transactions	(1.5569)	(1.0388)	(3.2694)	1.2184	0.7999	1.4936
Net increase (decrease) in unit value	$ (0.0487)	$ 1.6565	$ (0.6718)	$ 3.5794	$ 2.9163	$ 3.4717
Unit value:						
Net asset value — end of period	$33.5810	$33.6297	$31.9732	$32.6450	$29.0656	$26.1493
Ratios (to average net assets):						
Expenses†##	0.89%††	0.90%	0.86%	0.86%	0.88%	0.88%
Net investment income	4.36%††	7.93%	7.66%	7.47%	7.59%	7.91%
Portfolio turnover	46%	153%	174%	164%	108%	88%
Number of units outstanding at end of period (000 Omitted)	2,914	3,065	3,667	4,424	4,956	5,649

	High Yield Variable Account					
	Six Months Ended June 30, 2000 (Unaudited)	Compass 3				
		Year Ended December 31,				
		1999	1998	1997	1996	1995
Per unit data:*						
Net asset value — beginning of period	$24.8324	$23.6325	$24.1529	$21.5259	$19.3854	$16.8283
Investment income	$ 1.3463	$ 2.4510	$ 2.3041	$ 2.2363	$ 1.9450	$ 1.8912
Expenses	0.2804	0.5524	0.5257	0.5196	0.4432	0.4253
Net investment income	1.0659	$ 1.8986	$ 1.7784	$ 1.7167	$ 1.5018	$ 1.4659
Net realized and unrealized gain (loss) on investments and foreign currency transactions	(1.1140)	(0.6987)	(2.2988)	0.9103	0.6387	1.0912
Net increase (decrease) in unit value	$ (0.0481)	$ 1.1999	$ (0.5204)	$ 2.6270	$ 2.1405	$ 2.5571
Unit value:						
Net asset value — end of period	$24.7843	$24.8324	$23.6325	$24.1529	$21.5259	$19.3854
Ratios (to average net assets):						
Expenses†##	0.89%††	0.90%	0.86%	0.86%	0.88%	0.88%
Net investment income	4.36%††	7.93%	7.66%	7.47%	7.59%	7.91%
Portfolio turnover	46%	153%	174%	164%	108%	88%
Number of units outstanding at end of period (000 Omitted)	396	427	665	1,209	1,438	1,913

	High Yield Variable Account					
	Six Months Ended June 30, 2000 (Unaudited)	Compass 3 – Level 2				Period Ended December 31, 1995#
		Year Ended December 31,				
		1999	1998	1997	1996	
Per unit data:*						
Net asset value — beginning of period	$13.1926	$12.5366	$12.7936	$11.3852	$10.2377	$10.0000
Investment income	$ 0.7734	$ 1.4140	$ 1.1776	$ 1.1903	$ 0.9246	$ 0.3803
Expenses	0.1511	0.2960	0.2556	0.2584	0.2033	0.0765
Net investment income	$ 0.6223	$ 1.1180	$ 0.9220	$ 0.9319	$ 0.7213	$ 0.3038
Net realized and unrealized gain (loss) on investments and foreign currency transactions	(0.6381)	(0.4620)	(1.1790)	0.4765	0.4262	(0.0661)
Net increase (decrease) in unit value	$ (0.0158)	$ 0.6560	$ (0.2570)	$ 1.4084	$ 1.1475	$ 0.2377
Unit value:						
Net asset value — end of period	$13.1768	$13.1926	$12.5366	$12.7936	$11.3852	$10.2377
Ratios (to average net assets):						
Expenses†##	0.89%††	0.90%	0.86%	0.86%	0.88%	0.88%††
Net investment income	4.36%††	7.93%	7.66%	7.47%	7.59%	7.91%††
Portfolio turnover	46%	153%	174%	164%	108%	88%
Number of units outstanding at end of period (000 Omitted)	2,634	1,001	971	2,042	1,819	1,368

* Per unit data are based on the average number of units outstanding during each year.
† Excluding mortality and expense risk charges and distribution expense charges.
†† Annualized.
# For the period from May 1, 1995, (commencement of Level 2 Units) through December 31, 1995.
Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Per Unit and Other Data — continued

	Managed Sectors Variable Account					
	Six Months Ended June 30, 2000 (Unaudited)	Compass 2				
		Year Ended December 31,				
		1999	1998	1997	1996	1995
Per unit data:*						
Net asset value — beginning of period	$92.8647	$50.4880	$45.4522	$36.5900	$31.3870	$23.9044
Investment income	$ 0.3352	$ 0.4931	$ 0.2611	$ 0.2406	$ 0.2838	$ 0.3277
Expenses	0.9616	1.2364	0.9850	0.8842	0.7089	0.6066
Net investment loss	$ (0.6264)	$ (0.7433)	$ (0.7239)	$ (0.6436)	$ (0.4251)	$ (0.2789)
Net realized and unrealized gain (loss) on investments and foreign currency transactions	(6.6169)	43.1200	5.7597	9.5058	5.6281	7.7615
Net increase (decrease) in unit value	$ (7.2433)	$42.3767	$ 5.0358	$ 8.8622	$ 5.2030	$ 7.4826
Unit value:						
Net asset value — end of period	$85.6214	$92.8647	$50.4880	$45.4522	$36.5900	$31.3870
Ratios (to average net assets):						
Expenses†##	0.84%††	0.84%	0.84%	0.85%	0.85%	0.87%
Net investment loss	(0.70)%††	(1.30)%	(1.59)%	(1.60)%	(1.36)%	(1.07)%
Portfolio turnover	270%	417%	159%	103%	64%	115%
Number of units outstanding at end of period (000 Omitted)	737	686	681	736	729	788

	Managed Sectors Variable Account					
	Six Months Ended June 30, 2000 (Unaudited)	Compass 3				
		Year Ended December 31,				
		1999	1998	1997	1996	1995
Per unit data:*						
Net asset value — beginning of period	$91.8703	$50.0213	$45.0995	$36.3604	$31.2371	$23.8258
Investment income	0.3141	$ 0.4727	$ 0.2543	$ 0.2328	$ 0.2830	$ 0.3259
Expenses	1.0045	1.2902	1.0369	0.9264	0.7511	0.6452
Net investment loss	$ (0.6904)	$ (0.8175)	$ (0.7826)	$ (0.6936)	$ (0.4681)	$ (0.3193)
Net realized and unrealized gain (loss) on investments and foreign currency transactions	(6.5379)	42.6665	5.7044	9.4327	5.5914	7.7306
Net increase (decrease) in unit value	$ (7.2283)	$41.8490	$ 4.9218	$ 8.7391	$ 5.1233	$ 7.4113
Unit value:						
Net asset value — end of period	$84.6420	$91.8703	$50.0213	$45.0995	$36.3604	$31.2371
Ratios (to average net assets):						
Expenses†##	0.84%††	0.84%	0.84%	0.85%	0.85%	0.87%
Net investment loss	(0.70)%††	(1.30)%	(1.59)%	(1.60)%	(1.36)%	(1.07)%
Portfolio turnover	270%	417%	159%	103%	64%	115%
Number of units outstanding at end of period (000 Omitted)	679	785	988	1,258	1,552	1,729

	Managed Sectors Variable Account					
	Six Months Ended June 30, 2000 (Unaudited)	Compass 3 – Level 2				Period Ended December 31, 1995#
		Year Ended December 31,				
		1999	1998	1997	1996	
Per unit data:*						
Net asset value — beginning of period	$29.5539	$16.0677	$14.4652	$11.6449	$ 9.9892	$10.0000
Investment income	$ 0.1064	$ 0.1592	$ 0.0880	$ 0.0831	$ 0.0873	$ 0.0231
Expenses	0.3071	0.4006	0.3308	0.3015	0.2287	0.0539
Net investment loss	$ (0.2007)	$ (0.2414)	$ (0.2428)	$ (0.2184)	$ (0.1414)	$ (0.0308)
Net realized and unrealized gain (loss) on investments and foreign currency transactions	(2.1044)	13.7276	1.8453	3.0387	1.7971	0.0200
Net increase (decrease) in unit value	$ (2.3051)	$13.4862	$ 1.6025	$ 2.8203	$ 1.6557	$ (0.0108)
Unit value:						
Net asset value — end of period	$27.2488	$29.5539	$16.0677	$14.4652	$11.6449	$ 9.9892
Ratios (to average net assets):						
Expenses†##	0.84%††	0.84%	0.84%	0.85%	0.85%	0.87%††
Net investment loss	(0.70)%††	(1.30)%	(1.59)%	(1.60)%	(1.36)%	(1.07)%††
Portfolio turnover	270%	417%	159%	103%	64%	115%
Number of units outstanding at end of period (000 Omitted)	3,485	3,115	2,542	2,156	1,204	418

 * Per unit data are based on the average number of units outstanding during each year.
 † Excluding mortality and expense risk charges and distribution expense charges.
†† Annualized.
 # For the period from May 1, 1995, (commencement of Level 2 Units) through December 31, 1995.
Ratios do not reflect expense reductions from directed brokerage and certain expense offset arrangements.

See notes to financial statements.

Per Unit and Other Data — continued

	Money Market Variable Account					
	Six Months Ended June 30, 2000 (Unaudited)	Compass 2				
		Year Ended December 31,				
		1999	1998	1997	1996	1995
Per unit data:*						
Net asset value — beginning of period	$18.9969	$18.3907	$17.7451	$17.1109	$16.5213	$15.8699
Investment income	$ 0.5770	$ 0.9598	$ 0.9924	$ 0.9600	$ 0.9058	$ 0.9560
Expenses	0.1800	0.3536	0.3468	0.3258	0.3162	0.3046
Net investment income	$ 0.3970	$ 0.6062	$ 0.6456	$ 0.6342	$ 0.5896	$ 0.6514
Net increase in unit value	$ 0.3970	$ 0.6062	$ 0.6456	$ 0.6342	$ 0.5896	$ 0.6514
Unit value:						
Net asset value — end of period	$19.3939	$18.9969	$18.3907	$17.7451	$17.1109	$16.5213
Ratios (to average net assets):						
Expenses†##	0.59%††	0.58%	0.59%	0.59%	0.58%	0.58%
Net investment income	2.07%††	3.25%	3.58%	3.56%	3.49%	4.00%
Number of units outstanding at end of period (000 Omitted)	3,576	3,749	4,123	4,639	5,208	6,501

	Money Market Variable Account					
	Six Months Ended June 30, 2000 (Unaudited)	Compass 3				
		Year Ended December 31,				
		1999	1998	1997	1996	1995
Per unit data:*						
Net asset value — beginning of period	$15.6384	$15.1544	$14.6369	$14.1277	$13.6545	$13.1291
Investment income	$ 0.4692	$ 0.7807	$ 0.8199	$ 0.7782	$ 0.7437	$ 0.7885
Expenses	0.1501	0.2967	0.3024	0.2690	0.2705	0.2631
Net investment income	$ 0.3191	$ 0.4840	$ 0.5175	$ 0.5092	$ 0.4732	$ 0.5254
Net increase in unit value	$ 0.3191	$ 0.4840	$ 0.5175	$ 0.5092	$ 0.4732	$ 0.5254
Unit value:						
Net asset value — end of period	$15.9575	$15.6384	$15.1544	$14.6369	$14.1277	$13.6545
Ratios (to average net assets):						
Expenses†##	0.59%††	0.58%	0.59%	0.59%	0.58%	0.58%
Net investment income	2.07%††	3.25%	3.58%	3.56%	3.49%	4.00%
Number of units outstanding at end of period (000 Omitted)	496	863	1,370	1,160	1,930	3,929

	Money Market Variable Account					
	Six Months Ended June 30, 2000 (Unaudited)	Compass 3 – Level 2				Period Ended December 31, 1995#
		Year Ended December 31,				
		1999	1998	1997	1996	
Per unit data:*						
Net asset value — beginning of period	$11.6362	$11.2593	$10.8587	$10.4654	$10.0997	$10.0000
Investment income	$ 0.3507	$ 0.5792	$ 0.6068	$ 0.5838	$ 0.5993	$ 0.1358
Expenses	0.1046	0.2023	0.2062	0.1905	0.2336	0.0361
Net investment income	$ 0.2461	$ 0.3769	$ 0.4006	$ 0.3933	$ 0.3657	$ 0.0997
Net increase in unit value	$ 0.2461	$ 0.3769	$ 0.4006	$ 0.3933	$ 0.3657	$ 0.0997
Unit value:						
Net asset value — end of period	$11.8823	$11.6362	$11.2593	$10.8587	$10.4654	$10.0997
Ratios (to average net assets):						
Expenses†##	0.59%††	0.58%	0.59%	0.59%	0.58%	0.58%††
Net investment income	2.07%††	3.25%	3.58%	3.56%	3.49%	4.00%††
Number of units outstanding at end of period (000 Omitted)	1,571	3,875	3,141	1,104	897	561

* Per unit data are based on the average number of units outstanding during each year.
† Excluding mortality and expense risk charges and distribution expense charges.
†† Annualized.
# For the period from May 1, 1995, (commencement of Level 2 Units) through December 31, 1995.
Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Per Unit and Other Data — continued

	Total Return Variable Account					
	Six Months Ended June 30, 2000 (Unaudited)	Compass 2				
		Year Ended December 31,				
		1999	1998	1997	1996	1995
Per unit data:*						
Net asset value — beginning of period	$33.7285	$33.2507	$30.1563	$25.0444	$22.2577	$17.4729
Investment income	$ 0.7197	$ 1.3733	$ 1.3940	$ 1.3666	$ 1.1203	$ 1.0394
Expenses	0.3482	0.7013	0.6750	0.6070	0.4844	0.4118
Net investment income	$ 0.3715	$ 0.6720	$ 0.7190	$ 0.7596	$ 0.6359	$ 0.6276
Net realized and unrealized gain (loss) on investments and foreign currency transactions	0.3289	(0.1942)	2.3754	4.3523	2.1508	4.1572
Net increase in unit value	$ 0.7004	$ 0.4778	$ 3.0944	$ 5.1119	$ 2.7867	$ 4.7848
Unit value:						
Net asset value — end of period	$34.4289	$33.7285	$33.2507	$30.1563	$25.0444	$22.2577
Ratios (to average net assets):						
Expenses†##	0.83%††	0.83%	0.82%	0.83%	0.82%	0.83%
Net investment income	1.06%††	1.90%	2.10%	2.32%	2.59%	2.99%
Portfolio turnover	49%	106%	125%	111%	140%	105%
Number of units outstanding at end of period (000 Omitted)	2,413	2,925	3,495	3,956	4,414	4,801

	Total Return Variable Account					
	Six Months Ended June 30, 2000 (Unaudited)	Compass 3				
		Year Ended December 31,				
		1999	1998	1997	1996	1995
Per unit data:*						
Net asset value — beginning of period	$33.1340	$32.7131	$29.7131	$24.7133	$21.9966	$17.2937
Investment income	$ 0.6851	$ 1.3153	$ 1.3028	$ 1.1487	$ 1.0817	$ 1.0122
Expenses	0.3598	0.7274	0.6835	0.5870	0.5068	0.4358
Net investment income	$ 0.3253	$ 0.5879	$ 0.6193	$ 0.5617	$ 0.5749	$ 0.5764
Net realized and unrealized gain (loss) on investments and foreign currency transactions	0.3378	(0.1670)	2.3807	4.4381	2.1418	4.1265
Net increase in unit value	$ 0.6631	$ 0.4209	$ 3.0000	$ 4.9998	$ 2.7167	$ 4.7029
Unit value:						
Net asset value — end of period	$33.7971	$33.1340	$32.7131	$29.7131	$24.7133	$21.9966
Ratios (to average net assets):						
Expenses†##	0.83%††	0.83%	0.82%	0.83%	0.82%	0.83%
Net investment income	1.06%††	1.90%	2.10%	2.32%	2.59%	2.99%
Portfolio turnover	49%	106%	125%	111%	140%	105%
Number of units outstanding at end of period (000 Omitted)	1,608	2,125	2,943	4,024	5,177	6,322

	Total Return Variable Account					
	Six Months Ended June 30, 2000 (Unaudited)	Compass 3 – Level 2				Period Ended December 31, 1995#
		Year Ended December 31,				
		1999	1998	1997	1996	
Per unit data:*						
Net asset value — beginning of period	$15.9013	$15.6760	$14.2173	$11.8074	$10.4938	$10.0000
Investment income	$ 0.3351	$ 0.6416	$ 0.6344	$ 0.5718	$ 0.5280	$ 0.1247
Expenses	0.1641	0.3306	0.3107	0.2715	0.2317	0.0525
Net investment income	$ 0.1710	$ 0.3110	$ 0.3237	$ 0.3003	$ 0.2963	$ 0.0722
Net realized and unrealized gain (loss) on investments and foreign currency transactions	0.1592	(0.0857)	1.1350	2.1096	1.0173	0.4216
Net increase in unit value	$ 0.3302	$ 0.2253	$ 1.4587	$ 2.4099	$ 1.3136	$ 0.4938
Unit value:						
Net asset value — end of period	$16.2315	$15.9013	$15.6760	$14.2173	$11.8074	$10.4938
Ratios (to average net assets):						
Expenses†##	0.83%††	0.83%	0.82%	0.83%	0.82%	0.83%††
Net investment income	1.06%††	1.90%	2.10%	2.32%	2.59%	2.99%††
Portfolio turnover	49%	106%	125%	111%	140%	105%
Number of units outstanding at end of period (000 Omitted)	6,269	6,729	6,702	5,260	3,717	1,637

 * Per unit data are based on the average number of units outstanding during each year.
 † Excluding mortality and expense risk charges and distribution expense charges.
†† Annualized.
 # For the period from May 1, 1995, (commencement of Level 2 Units) through December 31, 1995.
Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Notes to Financial Statements (Unaudited)

(1) Organization

Capital Appreciation Variable Account, Global Governments Variable Account, Government Securities Variable Account, High Yield Variable Account, Managed Sectors Variable Account, Money Market Variable Account, and Total Return Variable Account (the variable account(s)) are separate accounts established by Sun Life Assurance Company of Canada (U.S.), the Sponsor, in connection with the issuance of Compass 2 and Compass 3 combination fixed/variable annuity contracts. Capital Appreciation Variable Account, Government Securities Variable Account, Money Market Variable Account, and Total Return Variable Account operate as open-end, diversified management investment companies, and Global Governments Variable Account, High Yield Variable Account, and Managed Sectors Variable Account operate as open-end, nondiversified management investment companies as those terms are defined in the Investment Company Act of 1940, as amended.

(2) Significant Accounting Policies

General — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Investments in foreign securities are vulnerable to the effects of changes in the relative values of the local currency and the U.S. dollar and to the effects of changes in each country's legal, political, and economic environment.

Investment Valuations — Equity securities listed on securities exchanges or reported through the NASDAQ system are reported at market value using last sale prices. Unlisted equity securities or listed equity securities for which last sale prices are not available are reported at market value using last quoted bid prices. Debt securities (other than short-term obligations which mature in 60 days or less), including listed issues and forward contracts, are valued on the basis of valuations furnished by dealers or by a pricing service with consideration to factors such as institutional-size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics, and other market data, without exclusive reliance upon exchange or over-the-counter prices. Money market instruments are valued at amortized cost, which the Trustees have determined in good faith approximates market value. The account's use of amortized cost is subject to the account's compliance with certain conditions as specified under Rule 2a-7 of the Investment Company Act of 1940. Short-term obligations, which mature in 60 days or less, are valued at amortized cost, which approximates market value. Non-U.S. dollar denominated short-term obligations are valued at amortized cost as calculated in the foreign currency and translated into U.S. dollars at the closing daily exchange rate. Futures contracts, options, and options on futures contracts listed on commodities exchanges are reported at market value using closing settlement prices. Over-the-counter options on securities are valued by brokers. Over-the-counter currency options are valued through the use of a pricing model which takes into account foreign currency exchange spot and forward rates, implied volatility, and short-term repurchase rates. Securities for which there are no such quotations or valuations are valued in good faith, at fair value, by the Boards of Managers.

Repurchase Agreements — Certain variable accounts may enter into repurchase agreements with institutions that the variable account's investment adviser has determined are creditworthy. Each repurchase agreement is recorded at cost. The variable accounts require that the securities collateral in a repurchase transaction be transferred to the custodian in a manner sufficient to enable the account to obtain those securities in the event of a default under the repurchase agreement. The variable accounts monitor, on a daily basis, the value of the collateral to ensure that its value, including accrued interest, is greater than the amount owed to the variable account under each such repurchase agreement. The variable accounts, along with other affiliated entities of Massachusetts Financial Services Company (MFS), may utilize a joint trading account for the purpose of entering into one or more repurchase agreements.

Foreign Currency Translation — Investment valuations, other assets, and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based upon current exchange rates. Purchases and sales of foreign investments, income, and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions. Gains and losses attributable to foreign currency exchange rates on sales of securities are recorded for financial statement purposes as net realized gains and losses on investments. Gains and losses attributable to foreign exchange rate movements on income and expenses are recorded for financial statement purposes as foreign currency transaction gains and losses. That portion of both realized and unrealized gains and losses on investments that results from fluctuations in foreign currency exchange rates is not separately disclosed.

Written Options — Certain variable accounts may write call or put options in exchange for a premium. The premium is initially recorded as a liability which is subsequently adjusted to the current value of the options contract. When a written option expires, the account realizes a gain equal to the amount of the premium received. When a written call option is exercised or closed, the premium received is offset against the proceeds to determine the realized gain or loss. When a written put option is exercised, the premium reduces the cost basis of the security purchased by the account. The account, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and, as a result, bears the market risk of an unfavorable change in the price of the securities underlying the written option. In general, written call options may serve as a partial hedge against decreases in value in the underlying securities to the extent of the premium received. Written options may also be used as part of an income producing strategy reflecting the view of the variable account's management on the direction of interest rates.

Forward Foreign Currency Exchange Contracts — Certain variable accounts may enter into forward foreign currency exchange contracts for the purchase or sale of a specific foreign currency at a fixed price on a future date. Risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the

U.S. dollar. The accounts may enter into forward contracts for hedging purposes as well as for non-hedging purposes. For hedging purposes, certain variable accounts may enter into contracts to deliver or receive foreign currency they will receive from or require for their normal investment activities. The accounts may also use contracts in a manner intended to protect foreign currency-denominated securities from declines in value due to unfavorable exchange rate movements. For non-hedging purposes, certain variable accounts may enter into contracts with the intent of changing the relative exposure of the accounts' portfolio of securities to different currencies to take advantage of anticipated changes. The forward foreign currency exchange contracts are adjusted by the daily exchange rate of the underlying currency and any gains or losses are recorded as unrealized until the contract settlement date. On contract settlement date, the gains or losses are recorded as realized gains or losses on foreign currency transactions.

Federal Income Taxes — The variable accounts are funding vehicles for individual variable annuities. The operations of the variable accounts are part of the operations of Sun Life Assurance Company of Canada (U.S.), the Sponsor, and are not taxed separately; the variable accounts are not taxed as regulated investment companies. The Sponsor qualifies for the federal income tax treatment granted to life insurance companies under Subchapter L of the Internal Revenue Code. Accordingly, no provision for federal income or excise tax is necessary. Foreign taxes have been provided for on interest and dividend income earned on foreign investments in accordance with the applicable country's tax rates and to the extent unrecoverable are recorded as a reduction of investment income.

Investment Transactions and Income — Investment transactions are recorded on the trade date. Interest income is recorded on the accrual basis. All discount is accreted for financial statement purposes. Dividends received in cash are recorded on the ex-dividend date. Dividend and interest payments received in additional securities are recorded on the ex-dividend or ex-interest date in an amount equal to the value of the security on such date. Certain of the variable accounts use the effective interest method for reporting interest income on payment-in-kind (PIK) bonds. Legal fees and other related expenses incurred to preserve and protect the value of a security owned are added to the cost of the security; other legal fees are expensed. Capital infusions made directly to the security issuer, which are generally non-recurring, incurred to protect or enhance the value of high-yield debt securities, are reported as additions to the cost basis of the security. Costs that are incurred to negotiate the terms or conditions of capital infusions or that are expected to result in a plan of reorganization are reported as realized losses. Ongoing costs incurred to protect or enhance an investment, or costs incurred to pursue other claims or legal actions, are expensed.

Fees Paid Indirectly — The variable accounts' custody fees are reduced according to an arrangement that measures the value of cash deposited with the custodian by the variable accounts. During the period, each variable account's custodian fees were reduced under this arrangement. The Capital Appreciation Variable Account, Managed Sectors Variable Account, and Total Return Variable Account have entered into a directed brokerage agreement, under which the broker will credit the variable account a portion of the commissions generated, to offset certain expenses of the variable account. For the period, the variable accounts' custodian fees were reduced under this agreement. These amounts are shown as a reduction of expenses on the Statement of Operations.

	Capital Appreciation Account	Managed Sectors Account	Total Return Variable Account
Balance credits	$22,031	$ 5,460	$ —
Directed brokerage credits	38,559	13,566	588
	$60,590	$19,026	$588

(3) Contract Charges

The Sponsor makes a deduction from the variable accounts at the end of each valuation period, during both the accumulation period and after annuity payments begin, for assuming the mortality and expense risks under the contracts. The rate of the deduction may be changed annually but in no event may it exceed 1.25% of the average net assets of each variable account attributable to Compass 3 contracts, or, with respect to Compass 2 contracts, 1.30% of the assets of Capital Appreciation Variable Account, Government Securities Variable Account, High Yield Variable Account, and Money Market Variable Account, or 1.25% of the assets of Global Governments Variable Account, Managed Sectors Variable Account, and Total Return Variable Account attributable to such contracts.

For assuming the distribution expense risk under Compass 3 contracts, the Sponsor makes a deduction from the variable accounts at the end of each valuation period for the first seven contract years at an effective annual rate of 0.15% of the net assets of the variable accounts attributable to such contracts. Contracts are transferred from Compass 3 to Compass 3 — Level 2 in the month following the seventh contract anniversary. No deduction is made after the seventh contract anniversary. No deduction is made with respect to assets attributable to Compass 2 contracts.

Each year, on the contract anniversary, a contract maintenance charge of $25 with respect to Compass 2 contracts and $30 with respect to Compass 3 contracts is deducted from each contract's accumulation account and paid the Sponsor to cover administrative expenses relating to the contract. After the annuity commencement date, the annual contract maintenance charge is deducted pro rata from each annuity payment made during the year.

The Sponsor does not deduct a sales charge from purchase payments. However, a withdrawal charge (contingent deferred sales charge) may be deducted to cover certain expenses relating to the sale of the contract. In no event shall the aggregate withdrawal charges (including the distribution expense charge described above applicable to Compass 3 contracts) exceed 5% of the purchase payments made under a Compass 2 contract or 9% of the purchase payments made under a Compass 3 contract.

(4) Annuity Reserves

Annuity reserves for contracts with annuity commencement dates prior to February 1, 1987, have been calculated using the 1971 Individual Annuitant Mortality Table. Annuity reserves for contracts with annuity commencement dates on or after February 1, 1987, are calculated using the 1983 Individual Annuitant Mortality Table. Annuity reserves for contracts in payment period are calculated using an assumed interest rate of 4%. Required adjustments are accomplished by transfers to or from the Sponsor.

(5) Management Agreements

The Management Agreements provide that the variable accounts will pay the Investment Adviser, Massachusetts Financial Services Company, an affiliate of the Sponsor, a fee computed daily and paid monthly at an effective annual rate based on a percentage of each variable account's average daily net assets as follows:

	Annual Rate of Management Fee Based on Average Daily Net Assets Not Exceeding $300 Million	Annual Rate of Management Fee Based on Average Daily Net Assets in Excess of $300 Million
Capital Appreciation Variable Account	0.75%	0.675%
Global Governments Variable Account	0.75%	0.675%
Government Securities Variable Account	0.55%	0.495%
High Yield Variable Account	0.75%	0.675%
Managed Sectors Variable Account	0.75%	0.675%
Money Market Variable Account	0.50%	0.500%
Total Return Variable Account	0.75%	0.675%

The agreements also provide that the Investment Adviser will pay certain variable account expenses in excess of 1.25% of the average daily net assets of each variable account for any calendar year. The variable accounts pay no compensation directly to their officers or members of the Boards of Managers who are affiliated with the Investment Adviser or the Sponsor.

Administrator — The accounts have an administrative services agreement with MFS to provide the accounts with certain financial, legal, shareholder servicing, compliance, and other administrative services. As a partial reimbursement for the cost of providing these services, the accounts incur an administrative fee at the following annual percentages of the accounts' average daily net assets:

First $2 billion	0.0175%
Next $2.5 billion	0.0130%
Next $2.5 billion	0.0005%
In excess of $7 billion	0.0000%

(6) Portfolio Securities

Purchases and sales of investments, other than U.S. government securities, purchased option transactions, and short-term obligations, were as follows:

	Purchases	Sales
Capital Appreciation Variable Account	$ 591,982,998	$ 640,549,383
Global Governments Variable Account	3,924,881	4,204,693
High Yield Variable Account	70,736,006	55,974,909
Managed Sectors Variable Account	572,571,542	583,490,870
Money Market Variable Account*	1,034,091,031	1,047,742,000
Total Return Variable Account	60,053,287	94,887,840

Purchases and sales of U.S. government securities, other than purchased option transactions and short-term obligations, were as follows:

	Purchases	Sales
Global Governments Variable Account	$ 5,889,720	$ 7,574,213
Government Securities Variable Account	53,724,868	78,942,650
Money Market Variable Account*	3,242,922,273	3,269,560,997
Total Return Variable Account	59,663,930	63,962,008

*Purchases and sales of investments for Money Market Variable Account consist solely of short-term obligations.

(7) High Yield Securities and Financial Instruments

Although the High Yield Variable Account has a diversified portfolio, its portfolio is invested in high-yield securities rated below investment grade or which are unrated. Investments in high-yield securities involve greater degrees of credit and market risk than investments in higher-rated securities and tend to be more sensitive to economic conditions.

Notes to Financial Statements (Unaudited) — continued

Certain variable accounts trade financial instruments with off-balance sheet risk in the normal course of their investing activities in order to manage exposure to market risks such as interest rates and foreign currency exchange rates. These financial instruments include written options, forward foreign currency exchange contracts, and futures contracts. The notional or contractual amounts of these instruments represent the investment the variable accounts have in particular classes of financial instruments and do not necessarily represent the amounts potentially subject to risk. The measurement of the risks associated with these instruments is meaningful only when all related and offsetting transactions are considered.

Written Option Transactions

Global Governments Variable Account

	Number of Contracts (000 Omitted)	Premiums
Outstanding Beginning of period	5	$ 67,414
Options written	12	131,853
Options terminated in closing transactions	(9)	(143,210)
Options exercised	(2)	(14,363)
Options expired	(3)	(7,050)
Outstanding, end of period	3	$ 34,644

Certain options denominated in foreign currencies have been redenominated in accordance with the Euro Conversion.

At June 30, 2000, the Global Governments Variable Account had sufficient cash and/or securities at least equal to the value of the written options.

Forward Foreign Currency Exchange Contracts

Account	Transaction	Settlement Date		Contracts to Deliver/Receive	Contracts at Value	In Exchange For	Net Unrealized Appreciation (Depreciation)
High Yield Variable Account	Sales	09-13-00	EUR	700,175	$ 671,230	$ 671,055	$ (175)
Global Governments Variable Account	Sales	06-05-01	BRL	503,348	$ 258,071	$ 255,151	$ (2,920)
		09-13-00	DKK	2,519,172	323,312	323,095	(217)
		09-13-00	EUR	22,430	21,503	21,104	(399)
		09-13-00	GRD	81,519,898	230,601	231,749	1,148
		07-24-00	JPY	20,025,200	189,497	192,698	3,201
		09-13-00	SEK	57,440	6,551	6,646	95
		10-05-00	VEB	278,694,328	397,591	383,173	(14,418)
					$1,427,126	$1,413,616	$(13,510)
Global Governments Variable Account	Purchases	09-13-00	AUD	263,832	$ 157,897	$ 156,154	$ 1,743
		06-05-01	BRL	503,348	258,071	250,609	7,462
		09-13-00	EUR	1,533,283	1,469,899	1,471,192	(1,293)
		09-13-00	JPY	24,643,189	235,285	238,543	(3,258)
		09-13-00	NZD	9,847	4,615	4,628	(13)
		10-05-00	VEB	278,694,328	397,591	391,562	6,029
					$2,523,358	$2,512,688	$ 10,670

At June 30, 2000, forward foreign currency purchases and sales under master netting agreements for the Global Governments Variable Account excluded above amounted to a net receivable of $408 with Merrill Lynch, and a net payable of $1,359 with Deutsche Bank.

At June 30, 2000, the Global Governments Variable Account and the High Yield Variable Account had sufficient cash and/or securities to cover any commitments under these contracts.

See page 22 for an explanation of abbreviations used to indicate amounts shown in currencies other than the U.S. dollar.

Notes to Financial Statements (Unaudited) — continued

(8) Restricted Securities

Certain of the variable accounts may invest in securities which are subject to legal or contractual restrictions on resale. At June 30, 2000, High Yield Variable Account owned the following restricted securities, excluding securities issued under Rule 144A (consisting of 1.08% of the account's net assets) which may not be publicly sold without registration under the Securities Act of 1933. The variable account does not have the right to demand that such securities be registered. The value of these securities is determined by valuations furnished by dealers or by a pricing service, or if not available, in good faith, at fair value, by the Boards of Managers.

Account	Description	Date of Acquisition	Share/Par Amount	Cost	Value
High Yield Variable Account	Airplanes Pass-Through Trust, 10.875s, 2019	3/13/96	$ 740,775	$ 740,775	$ 601,798
	Atlantic Gulf Communities Corp.	9/25/95	150	0	12
	Envirsource, Inc.	7/30/90	238	7,289	111
	Merrill Lynch Mortgage Investors, Inc., 8.434s, 2022	6/22/94	1,000,000	693,125	955,312
				$1,441,189	$1,557,233

(9) Participant Transactions

The changes in net assets from changes in numbers of outstanding units were as follows:

Six Months Ended June 30, 2000 (000 Omitted)

	Purchase Payments Received (Units)	Purchase Payments Received (Dollars)	Transfers Between Variable Accounts and Fixed Accumulation Account (Units)	Transfers Between Variable Accounts and Fixed Accumulation Account (Dollars)	Withdrawals, Surrenders, Annuitizations, and Contract Charges (Units)	Withdrawals, Surrenders, Annuitizations, and Contract Charges (Dollars)	Net Accumulation Activity (Units)	Net Accumulation Activity (Dollars)	Net Annuitization Activity (Dollars)	Net Increases (Decrease) (Dollars)
Capital Appreciation Variable Account										
Compass 2 Contracts.........	34	$ 2,935	(7)	$ 101	(378)	$(35,396)	(351)	$(323,600)	$ 258	$(32,102)
Compass 3 Contracts.........	93	5,630	(258)	(16,087)	(105)	(6,520)	(270)	(16,977)	(31)	(17,008)
Compass 3 Level 2 Contracts....	70	1,636	748	20,215	(445)	(11,349)	373	10,502	62	10,564
		$10,201		$ 4,229		$(53,265)		$(330,075)	$ 289	$(38,546)
Global Government Variable Account										
Compass 2 Contracts.........	4	$ 64	(18)	$ (334)	(29)	$ (561)	(43)	$ (831)	$ 9	$ (822)
Compass 3 Contracts.........	10	186	(38)	(715)	(19)	(361)	(47)	(890)	(1)	(891)
Compass 3 Level 2 Contracts....	9	75	37	428	(80)	(861)	(34)	(358)	(15)	(373)
		$ 325		$ (621)		$ (1,783)		$ (2,079)	$ (7)	$ (2,086)
Government Securities Variable Account										
Compass 2 Contracts.........	25	$ 649	(259)	$ (7,579)	(344)	$ (9,902)	(578)	$ (16,832)	$ (3)	$(16,835)
Compass 3 Contracts.........	26	514	(166)	(3,365)	(52)	(1,058)	(192)	(3,909)	56	(3,853)
Compass 3 Level 2 Contracts....	18	185	85	986	(196)	(2,297)	(93)	(1,126)	(7)	(1,133)
		$ 1,348		$ (9,958)		$(13,257)		$ (21,867)	$ 46	$(21,821)
High Yield Variable Account										
Compass 2 Contracts.........	26	$ 827	58	$ 1,925	(235)	$ (7,938)	(151)	$ (5,186)	$(116)	$ (5,302)
Compass 3 Contracts.........	25	585	(15)	(391)	(41)	(1,017)	(31)	(823)	(1)	(824)
Compass 3 Level 2 Contracts....	12	115	1,737	22,809	(116)	(1,529)	1,633	21,395	43	21,438
		$ 1,527		$ 24,343		$(10,484)		$ 15,386	$ (74)	$ 15,312
Managed Sectors Variable Account										
Compass 2 Contracts.........	6	$ 465	79	$ 7,960	(34)	$ (3,105)	51	$ 5,320	$ 21	$ 5,341
Compass 3 Contracts.........	37	3,346	(99)	(9,265)	(44)	(4,010)	(106)	(9,929)	2	(9,927)
Compass 3 Level 2 Contracts....	34	920	583	17,763	(247)	(7,258)	370	11,425	(74)	11,351
		$ 4,731		$ 16,458		$(14,373)		$ 6,816	$ (51)	$ 6,765
Money Market Variable Account										
Compass 2 Contracts.........	27	$ 494	245	$ 4,699	(445)	$ (8,537)	(173)	$ (3,344)	$(444)	$ (3,788)
Compass 3 Contracts.........	118	1,856	(288)	(4,546)	(197)	(3,109)	(367)	(5,799)	(65)	(5,864)
Compass 3 Level 2 Contracts....	12	132	(1,487)	(17,637)	(829)	(9,780)	(2,304)	(27,285)	(52)	(27,337)
		$ 2,482		$(17,484)		$(21,426)		$ (36,428)	$(561)	$(36,989)
Total Return Variable Account										
Compass 2 Contracts.........	28	$ 853	(252)	$ (8,174)	(288)	$ (9,614)	(512)	$ (16,935)	$(101)	$(17,036)
Compass 3 Contracts.........	109	3,473	(463)	(15,063)	(163)	(5,312)	(517)	(16,902)	(14)	(16,916)
Compass 3 Level 2 Contracts....	79	1,142	285	4,767	(824)	(12,923)	(460)	(7,014)	(19)	(7,033)
		$ 5,468		$(18,470)		$(27,849)		$ (40,851)	$(134)	$(40,985)

The changes in net assets from changes in numbers of outstanding units were as follows:

	Year Ended December 31, 1999 (000 Omitted)									
	Purchase Payments Received		Transfers Between Variable Accounts and Fixed Accumulation Account		Withdrawals, Surrenders, Annuitizations, and Contract Charges		Net Accumulation Activity		Net Annuitization Activity	Net Decrease
	Units	Dollars	Units	Dollars	Units	Dollars	Units	Dollars	Dollars	Dollars
Capital Appreciation Variable Account										
Compass 2 Contracts	78	$ 4,937	(245)	$(17,308)	(877)	$(64,867)	(1,044)	$(77,238)	$(613)	$(77,851)
Compass 3 Contracts	253	12,002	(667)	(32,192)	(214)	(10,493)	(628)	(30,683)	(190)	(30,873)
Compass 3 Level 2 Contracts. . . .	134	2,496	1,286	26,221	(843)	(17,094)	577	11,623	80	11,703
		$19,435		$(23,279)		$(92,454)		$(96,298)	$(723)	$(97,021)
Global Government Variable Account										
Compass 2 Contracts	4	$ 77	(39)	$ (776)	(49)	$ (970)	(84)	$ (1,669)	$ (6)	$ (1,675)
Compass 3 Contracts	30	551	(103)	(2,012)	(31)	(599)	(104)	(2,060)	92	(1,968)
Compass 3 Level 2 Contracts. . . .	23	230	48	612	(125)	(1,417)	(54)	(575)	(117)	(692)
		$ 858		$ (2,176)		$ (2,986)		$ (4,304)	$ (31)	$ (4,335)
Government Securities Variable Account										
Compass 2 Contracts	55	$ 1,402	120	$ 3,387	(698)	$(20,119)	(523)	$(15,330)	$(207)	$(15,537)
Compass 3 Contracts	77	1,532	(144)	(2,931)	(83)	(1,674)	(150)	(3,073)	29	(3,044)
Compass 3 Level 2 Contracts. . . .	32	326	449	5,349	(372)	(4,392)	109	1,283	3	1,286
		$ 3,260		$ 5,805		$(26,185)		$(17,120)	$(175)	$(17,295)
High Yield Variable Account										
Compass 2 Contracts	36	$ 1,035	(119)	$ (4,028)	(519)	$(17,173)	(602)	$(20,166)	$(266)	$(20,432)
Compass 3 Contracts	56	1,349	(223)	(5,694)	(71)	(1,743)	(238)	(6,088)	(4)	(6,092)
Compass 3 Level 2 Contracts. . . .	22	248	255	1,826	(247)	(3,214)	30	(1,140)	(1)	(1,141)
		$ 2,632		$ (7,896)		$(22,130)		$(27,394)	$(271)	$(27,665)
Managed Sectors Variable Account										
Compass 2 Contracts	13	$ 656	142	$ 9,078	(150)	$ (9,137)	5	$ 597	$ (65)	$ 532
Compass 3 Contracts	104	5,884	(219)	(12,153)	(88)	(5,189)	(203)	(11,458)	(126)	(11,584)
Compass 3 Level 2 Contracts. . . .	67	1,194	910	17,015	(404)	(7,694)	573	10,515	22	10,537
		$ 7,734		$ 13,940		$(22,020)		$ (346)	$(169)	$ (515)
Money Market Variable Account										
Compass 2 Contracts	57	$ 963	492	$ 9,356	(923)	$(17,240)	(374)	$ (6,921)	$ 163	$ (6,758)
Compass 3 Contracts	140	2,101	(386)	(5,854)	(261)	(3,996)	(507)	(7,749)	69	(7,680)
Compass 3 Level 2 Contracts. . . .	55	611	1,397	16,240	(718)	(8,218)	734	8,633	112	8,745
		$ 3,675		$ 19,742		$(29,454)		$ (6,037)	$ 344	$ (5,693)
Total Return Variable Account										
Compass 2 Contracts	42	$ 1,269	(50)	$ (1,492)	(562)	$(18,922)	(570)	$(19,145)	$(164)	$(19,309)
Compass 3 Contracts	278	9,002	(822)	(27,062)	(274)	(9,067)	(818)	(27,127)	(177)	(27,304)
Compass 3 Level 2 Contracts. . . .	161	2,311	1,286	20,743	(1,420)	(22,592)	27	462	125	587
		$12,582		$ (7,811)		$(50,581)		$(45,810)	$(216)	$(46,026)

(10) Detailed Statements of Operations — Six Months Ended June 30, 2000 (000 Omitted)

| | Capital Appreciation Variable Account | | | | | | |
| | Compass 2 | | Compass 3 | | Compass 3 – Level 2 | | |
	Accumulation	Annuitization	Accumulation	Annuitization	Accumulation	Annuitization	Total
Investment income:							
Interest	$ 271	$ 4	$ 48	$ —	$ 69	$—	$ 392
Dividends	3,186	52	548	2	848	3	4,639
Total investment income	$ 3,457	$ 56	$ 596	$ 2	$ 917	$ 3	$ 5,031
Expenses	6,001	37	1,122	1	1,511	2	8,674
Net investment income (loss)	$ (2,544)	$ 19	$ (526)	$ 1	$ (594)	$ 1	$ (3,643)
Realized and unrealized gain (loss) on investments:							
Net realized gain	$ 136,492	$ 2,234	$ 24,705	$ 84	$ 34,622	$ 153	$ 198,290
Net unrealized loss	(102,465)	(1,626)	(18,423)	(63)	(26,509)	(112)	(149,198)
Net realized and unrealized gain on investments	$ 34,027	$ 608	$ 6,282	$ 21	$ 8,113	$ 41	$ 49,092
Increase in net assets from operations	$ 31,483	$ 627	$ 5,756	$ 22	$ 7,519	$ 42	$ 45,449

| | Global Government Variable Account | | | | | | |
| | Compass 2 | | Compass 3 | | Compass 3 – Level 2 | | |
	Accumulation	Annuitization	Accumulation	Annuitization	Accumulation	Annuitization	Total
Investment income:							
Interest	$ 104	$ 2	$ 86	$ 1	$ 204	$ 1	$ 398
Total investment income	$ 104	$ 2	$ 86	$ 1	$ 204	$ 1	$ 398
Expenses	43	—	37	—	83	—	163
Net investment income	$ 61	$ 2	$ 49	$ 1	$ 121	$ 1	$ 235
Realized and unrealized gain (loss) on investments:							
Net realized loss	$(246)	$(4)	$(196)	$ (2)	$(495)	$(1)	$(944)
Net unrealized gain	114	3	81	1	251	6	456
Net realized and unrealized gain (loss) on investments	$(132)	$(1)	$(115)	$ (1)	$(244)	$ 5	$(488)
Increase (decrease) in net assets from operations	$ (71)	$ 1	$ (66)	$—	$(123)	$ 6	$(253)

(10) Detailed Statements of Operations — continued

Government Securities Variable Account

	Compass 2		Compass 3		Compass 3 – Level 2		
	Accumulation	Annuitization	Accumulation	Annuitization	Accumulation	Annuitization	Total
Investment income:							
Interest.	$4,173	$ 95	$444	$ 5	$693	$ 2	$5,412
Total investment income	$4,173	$ 95	$444	$ 5	$693	$ 2	$5,412
Expenses	1,101	8	123	—	178	—	1,410
Net investment income	$3,072	$ 87	$321	$ 5	$515	$ 2	$4,002
Realized and unrealized gain (loss) on investments:							
Net realized loss	$ (515)	$ (12)	$ (54)	$—	$ (85)	$—	$ (666)
Net unrealized gain	1,330	30	135	2	232	1	1,730
Net realized and unrealized gain on investments	$ 815	$ 18	$ 81	$ 2	$147	$ 1	$1,064
Increase in net assets from operations	$3,887	$105	$402	$ 7	$662	$ 3	$5,066

High Yield Variable Account

	Compass 2		Compass 3		Compass 3 – Level 2		
	Accumulation	Annuitization	Accumulation	Annuitization	Accumulation	Annuitization	Total
Investment income:							
Interest.	$ 5,315	$ 128	$ 504	$—	$ 898	$—	$ 6,845
Dividends.	52	1	5	—	8	—	66
Total investment income	$ 5,367	$ 129	$ 509	$—	$ 906	$—	$ 6,911
Expenses	1,070	10	106	—	177	—	1,363
Net investment income	$ 4,297	$ 119	$ 403	$—	$ 729	$—	$ 5,548
Realized and unrealized gain (loss) on investments:							
Net realized loss	$ (260)	$ (7)	$ (24)	$—	$ (47)	$—	$ (338)
Net unrealized gain (loss)	(4,078)	(99)	(352)	(7)	(580)	9	(5,107)
Net realized and unrealized gain (loss) on investments	$(4,338)	$(106)	$(376)	$ (7)	$(627)	$ 9	$(5,445)
Increase (decrease) in net assets from operations	$ (41)	$ 13	$ 27	$(7)	$ 102	$ 9	$ 103

Managed Sectors Variable Account

	Compass 2		Compass 3		Compass 3 – Level 2		
	Accumulation	Annuitization	Accumulation	Annuitization	Accumulation	Annuitization	Total
Investment income:							
Interest.	$ 164	$ 1	$ 159	$—	$ 240	$ 1	$ 565
Dividends.	78	1	73	—	113	—	265
Total investment income	$ 242	$ 2	$ 232	$—	$ 353	$ 1	$ 830
Expenses	698	2	742	—	1,021	1	2,464
Net investment income	$ (456)	$ —	$ (510)	$—	$ (668)	$ —	$ (1,634)
Realized and unrealized gain (loss) on investments:							
Net realized gain	$ 15,055	$ 109	$ 15,703	$ 7	$ 21,471	$ 79	$ 52,424
Net unrealized loss	(20,526)	(148)	(19,850)	(9)	(29,336)	(104)	(69,973)
Net realized and unrealized loss on investments	$ (5,471)	$ (39)	$ (4,147)	$(2)	$ (7,865)	$ (25)	$(17,549)
Decrease in net assets from operations	$ (5,927)	$ (39)	$ (4,657)	$(2)	$ (8,533)	$ (25)	$(19,183)

(10) Detailed Statements of Operations — continued

| | Money Market Variable Account | | | | | | |
| | Compass 2 | | Compass 3 | | Compass 3 – Level 2 | | |
	Accumulation	Annuitization	Accumulation	Annuitization	Accumulation	Annuitization	Total
Investment income:							
Interest.......................	$2,144	$36	$317	$(8)	$1,231	$5	$3,725
Total investment income (loss) ..	$2,144	$36	$317	$(8)	$1,231	$5	$3,725
Expenses	671	4	101	—	377	—	1,153
Net investment income (loss)	$1,473	$32	$216	$(8)	$ 854	$5	$2,572
Increase (decrease) in net assets from							
operations	$1,473	$32	$216	$(8)	$ 854	$5	$2,572

| | Total Return Variable Account | | | | | | |
| | Compass 2 | | Compass 3 | | Compass 3 – Level 2 | | |
	Accumulation	Annuitization	Accumulation	Annuitization	Accumulation	Annuitization	Total
Investment income:							
Interest.......................	$ 1,271	$ 28	$ 864	$ 3	$ 1,472	$ 4	$ 3,642
Dividends.....................	565	13	385	1	654	2	1,620
Total investment income	$ 1,836	$ 41	$1,249	$ 4	$ 2,126	$ 6	$ 5,262
Expenses	900	8	657	1	1,043	1	2,610
Net Investment Income	$ 936	$ 33	$ 592	$ 3	$ 1,083	$ 5	$ 2,652
Realized and unrealized gain (loss) on							
investments:							
Net realized gain	$ 1,594	$ 35	$1,092	$ 4	$ 1,808	$ 5	$ 4,538
Net unrealized loss	(1,199)	(16)	(863)	(2)	(1,121)	(3)	(3,204)
Net realized and unrealized gain on							
investments	$ 395	$ 19	$ 229	$ 2	$ 687	$ 2	$ 1,334
Increase in net assets from operations.	$ 1,331	$ 52	$ 821	$ 5	$ 1,770	$ 7	$ 3,986

(11) Line of Credit

The accounts and other affiliated funds participate in a $1.1 billion unsecured line of credit provided by a syndication of banks under a line of credit agreement. Borrowings may be made to temporarily finance the repurchase of account shares. Interest is charged to each account, based on its borrowings, at a rate equal to the bank's base rate. In addition, a commitment fee based on the average daily unused portion of the line of credit, is allocated among the participating funds at the end of each quarter. The commitment fee allocated to each of the accounts for the six months ended June 30, 2000, ranged from $36 to $3,009.

This Compass semiannual report is prepared for the general information of contract owners. It is authorized for distribution to prospective investors only when preceded or accompanied by a prospectus.

Members of Boards of Managers and Officers

SAMUEL ADAMS†, Member
Counsel, Kirkpatrick & Lockhart LLP
Boston, Massachusetts

J. KERMIT BIRCHFIELD†, Member
Consultant; Chairman, Display Technology, Inc.; *Managing Director,*
Century Partners, Inc., Gloucester, Massachusetts

JAMES R. BORDEWICK JR.*, Assistant Secretary

STEPHEN E. CAVAN*, Secretary and Clerk

WILLIAM R. GUTOW†, Member
Private investor and real estate consultant; Vice Chairman,
Capitol Entertainment Management Company, Dallas, Texas

DAVID D. HORN, Member
Former Senior Vice President and General Manager,
Sun Life Assurance Company of Canada,
New Vineyard, Maine

GARTH MARSTON, Member Emeritus
Former Chairman, The Provident Institution for Savings,
Boston, Massachusetts

DERWYN F. PHILLIPS†, Member
Former Vice Chairman, The Gillette Company,
Marblehead, Massachusetts

C. JAMES PRIEUR#, President

Sun Life Assurance Company of Canada (U.S.)

Annuity Service Mailing Address

c/o Sun Life Retirement Products and Services
P.O. Box 1024, Boston, MA 02103-9986

Investment Adviser

Massachusetts Financial Services Company
500 Boylston Street, Boston, MA 02116-3741

Distributor

Clarendon Insurance Agency, Inc.
One Sun Life Executive Park, Wellesley Hills, MA 02481

Custodian

State Street Bank and Trust Company
225 Franklin Street, Boston, MA 02110-2875

Account Information

For account information, please call toll free: 1-800-752-7218 anytime from a touch-tone telephone.
To speak with a customer service representative, please call toll free: 1-800-752-7215 any business day from 8 a.m. to 6 p.m. Eastern time.

† Independent Member

* MFS Investment Management®

Sun Life Assurance Company of Canada

COUS-3 08/00 52.3M